

03029501

82- SUBMISSIONS FACING SHEET

[illegible]-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Beijing Datang Power Generation Co. Ltd

*CURRENT ADDRESS 482 Guanganmennei Ave.
Xuanwu District
Beijing, PRC 100053

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

FILE NO. 82- 5186 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: EBS

DATE: 8/21/03

Annual Report 2001



Riding the Waves

Powering Ahead



北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION CO. LTD

While a re-structured power sector based on competition will create a tough business environment for China's power operators, Beijing Datang Power confidently welcomes the challenges that lie ahead.

Our tested, forward-looking culture and the determination of our management to excel already set us apart from the rest. In the same way, our abilities to anticipate change and to deal swiftly with uncertainty make us strong and steady voyagers on the endless new oceans of opportunity that stretch out before us.

Beijing Datang Power. Riding the Waves, Powering Ahead.

Contents















Fundamental Situations

Beijing Datang Power Generation Company Limited ("Beijing Datang Power" or the "Company") was incorporated as a joint stock limited company and registered with the State Administration for Industry and Commerce of the People's Republic of China (the "PRC") on 13th December 1994 and transformed to be a Sino-foreign joint venture limited company on 13th May 1998. As at 31st December 2001, the registered capital of the Company amounted to approximately Rmb5.163 billion.

Beijing Datang Power was the first Chinese power generation company with shares listed in Hong Kong and the first Chinese company with shares listed in London when trading of its H shares commenced in Hong Kong and London on 21st March 1997, raising proceeds of approximately Rmb3.7 billion with the issue of approximately 1.431 billion H shares. In 2001, the Company's American Depositary Receipts have been approved to be traded in the U.S. over-the-counter market.

As a tribute to the Company's successful management and business operations, the Company has received numerous awards and accolades since it was listed, including "1997 Best Asian Equity Deal" named by *International Financial Review*, one of the "Best-managed Companies in China" in 1997, 1998, 2000 and 2001 named by *Asia Money*, Third among "Best-managed Chinese Companies" named by *The Asset* in mid-1999, and "Asia's Top 100 Companies 2000" named by HSBC. In 2001, it was conferred by *Finance Asia* the awards of "Best Managed Companies in China", "Best Investor Relations" and "Best Emphasis on Shareholders' Value". In early 2002, the Company was conferred by *The Asset* the award of "Best Corporate Governance in China — 2001".

Business in Brief

As one of the largest independent power producers in China, Beijing Datang Power is engaged in the development and operation of power plants, the sale of electricity, the repair and maintenance of power equipment and power-related technical services. Currently, the Company owns and operates four operating power plants and eight power generation companies with a total installed capacity of 5,570 MW in 2001.

Beijing Datang Power has been focusing on business expansion to expedite corporate development and has been fulfilling pledges made to investors when the Company was listed. The Company has acquired Units 1 and 2 of Zhang Jia Kou Power Plant, constructed Zhang Jia Kou Power Plant Phase II as a wholly-owned project, and developed Panshan Power Plant Phase II of Tianjin Datang Panshan Power Generation Company Limited ("Datang Panshan"), Tuoketuo Power Plant project of Inner Mongolia Datang Tuoketuo Power Generation Company Limited ("Datang Tuoketuo") and Fengning Hydropower Plant project of Hebei Huaze Hydropower Development Company Limited ("Datang Fengning Hydropower") as majority-owned projects. Meanwhile, the Company has also established Shanxi Datang Shentou Power Generation Company Limited ("Datang Shentou") , Shanxi Datang Pingwang Heat and Power Company Limited ("Datang Pingwang"), Hebei Datang Tangshan Thermal Power Company Limited ("Datang Tangshan"), Yunnan Datang Honghe Power Generation Company Limited ("Datang Honghe") and Gansu Datang Liancheng Power Generation Company Limited ("Datang Liancheng") as majority-owned companies. By 2005, the Company's total managed capacity will reach 11,470 MW with the addition of 5,900 MW as new capacity, more than fulfilling the pledges made to investors in the listing prospectus.





Strengthening Our Operation Scale and Capacity



North China Power Group Company
35.43%
Holder of H shares
27.71%
Beijing International Power Development and Investment Company
13.01%
Hebei Construction Investment Company
13.01%
Tianjin Jinneng Investment Company
10.84%



北京大唐发电股份有限公司
BEIJING DATANG POWER GENERATION CO. LTD



Dou He Power Plant
100%
Gao Jing Power Plant
100%
Xia Hua Yuan Power Plant
100%
Zhang Jia Kou Power Plant
100%
Tianjin Datang Panshan Power Generation Company Limited
75%
Inner Mongolia Datang Tuoketuo Power Generation Company Limited
60%
Hebei Huaze Hydropower Development Comapny Limited
90.43%
Hebei Datang Tangshan Thermal Power Company Limited
80%
Shanxi Datang Shentou Power Generation Company Limited
60%
Shanxi Datang Pingwang Heat and Power Company Limited
80%
Yunnan Datang Honghe Power Generation Company Limited
70%
Gansu Datang Liancheng Power Generation Company Limited
55%



Our corporate values

- Teamwork, results oriented and pursuit of excellence

Our objective

- To become one of China's leading power generation companies with an international reputation

As an independent power generation company, Beijing Datang Power seeks to:

- Increase productivity to meet market demands; provide quality and safe power
- Fulfil pledges to shareholders; maximise shareholders' value
- Keep the Company in sound financial conditions to maintain continuous development
- Motivate team spirit among staff to inspire even greater devotion to work

Future Development Objectives

- To focus on the development of new power projects and the acquisition of existing plants or units in the regions serviced by North China Power Group Company ("NCPGC")
- To capitalise on the opportunities arising from the power industry's restructuring by developing new power projects and acquiring existing plants in areas beyond the regions serviced by NCPGC
- To focus on coal-fired power plants with unit capacity of 300MW or above
- To develop environment-friendly power plants by using new energy resources and new technologies
- To improve the Company's capital structure and to increase return on shareholders' investment
- To seek strategic partnerships or joint ventures with domestic and foreign companies

1997

- Listed on The Stock Exchange of Hong Kong Limited and on the London Stock Exchange in March. Issued 1,430.669 millions H shares, with an issue price of HK$2.52 and a P/E ratio of 12. Flotation size amounted to Rmb3.7 billion
- Acquired Zhang Jia Kou Power Plant Unit 1
- Zhang Jia Kou Power Plant Phase II started construction

1998

- Increased the investment interest in Zhang Jia Kou Power Plant Phase II from 55% to 100%
- Acquired 75% equity interest in Tianjin Panshan Power Generation Company Limited which was originally owned by NCPGC to form Tianjin Datang Panshan Power Generation Company Limited. Construction of two 600MW units of Panshan Power Plant commenced in the same year

1999

- Unit 5 of Zhang Jia Kou Power Plant was integrated into the power grid
- NCPGC transferred a total of 1,755,331,800 shares in the Company to Beijing International Power Development and Investment Company, Hebei Construction and Investment Company and Tianjin Jinneng Investment Company
- Obtained 60% investment right in Tuoketuo Power Plant Phase I to form Inner Mongolia Datang Tuoketuo Power Generation Company Limited
- Unit 6 of Zhang Jia Kou Power Plant commenced was integrated into the power grid

2000

- Acquired Unit 2 of Zhang Jia Kou Power Plant
- Acquired 90.43% equity interest in Hebei Huaze Hydropower Development Company Limited
- Unit 7 of Zhang Jia Kou Power Plant was integrated into the power grid

2001

- Unit 8 of Zhang Jia Kou Power Plant was integrated into the power grid
- Unit 1 of Datang Panshan Power Plant was integrated into the power grid
- Units 1 and 2 of Datang Fengning Hydropower Plant was integrated into the power grid
- Obtained 70% equity interest in Yunnan Datang Honghe Power Generation Company Limited, which will be expected to install two 300MW power generation units
- Obtained 55% equity interest in Gansu Datang Liancheng Power Generation Company Limited, which will be expected to install two 300MW power generation units
- Obtained 80% equity interest in Shanxi Datang Pingwang Heat and Power Company Limited, which will be expected to install two 200MW power generation units
- Obtained 60% equity interest in Shanxi Shentou Huajin Power Generation Company Limited which was subsequently renamed as Shanxi Datang Shentou Power Generation Company Limited, which will be expected to install two 500 MW power generation units
- The Company's American Depositary Receipts have been approved to be traded in the US over-the-counter market.

Distribution of the Company's Power Plants



Power Plants under Commercial Operation and Subsidiaries

- ○ **Dou He Power Plant :** installed capacity of 1,550 MW with 2 x 125 MW unit, 2 x 250 MW unit and 4 x 200 MW unit; wholly owned by the Company
- ○ **Gao Jing Power Plant :** installed capacity of 600 MW with 6 x 100 MW unit; wholly owned by the Company
- ○ **Xia Hua Yuan Power Plant :** installed capacity of 400 MW with 2 x 100 MW unit and 1 x 200 MW unit; wholly owned by the Company
- ○ **Zhang Jia Kou Power Plant :** installed capacity of 2,400 MW with 8 x 300 MW unit; wholly owned by the Company
- ○ **Datang Panshan Power :** installed capacity of 1,200 MW with 1 x 600 MW unit under commercial operation and 1 x 600 MW unit under trial operation; 75% owned by the Company
- ○ **Datang Fengning Hydropower Power Plant :** installed capacity of 20 MW with 2 x 10 MW unit; 90.43% owned by the Company

Projects under Construction

- △ **Datang Tuoketuo Power Phase I :** installed capacity of 1,200 MW with 2 x 600 MW unit; 60% owned by the Company

Greenfield Projects

- **O Datang Tuoketuo Power Phase II :** installed capacity of 1,200 MW with 2 x 600 MW unit; 60% owned by the Company
- **O Datang Shentou Power :** installed capacity of 1,000 MW with 2 x 500 MW unit; 60% owned by the Company
- **O Datang Tangshan Thermal :** installed capacity of 600 MW with 2 x 300 MW unit; 80% owned by the Company
- **O Datang Pingwang Thermal :** installed capacity of 400 MW with 2 x 200 MW unit; 80% owned by the Company
- **O Datang Honghe Power :** installed capacity of 600 MW with 2 x 300 MW unit; 70% owned by the Company
- **O Datang Liancheng Power :** installed capacity of 600 MW with 2 x 300 MW unit; 55% owned by the Company



Datang Tuoketuo Power



Zhang Jia Kou Power Plant


Zhang
Jia Kou
Fengning
Beijing
Panshan
Tianjin
Datang
Tangshan
Thermal
Tuoketuo
Datang Pingwang Thermal
Datang
Shentou
Power
Datang
Liancheng
Power
Datang Honghe Power



Datang Fengning Hydropower Power Plant



Gao Jing Power Plant



Datang Panshan Power



Xia Hua Yuan Power Plant



Dou He Power Plant

Financial and Operating Highlights

(Amounts expressed in millions of Rmb)

Statements of Income
Year ended 31st December

	1997	1998	1999	2000	2001
	Company	Company and its subsidiary	Company and its subsidiaries	Company and its subsidiaries	Company and its subsidiaries
Net operating revenue	5,134	5,067	5,220	5,694	6,551
Profit before taxation	1,713	1,809	1,874	2,070	2,146
Taxation	(569)	(592)	(624)	(695)	(714)
Profit afer taxation	1,144	1,217	1,250	1,375	1,432
Minority interests	—	—	—	—	6
Net profit	1,144	1,217	1,250	1,375	1,438

Balance Sheets
As at 31st December

	1997	1998	1999	2000	2001
	Company (Restated)	Company and its subsidiary (Restated)	Company and its subsidiaries (Restated)	Company and its subsidiaries	Company and its subsidiaries
Total assets	13,232	14,517	16,208	19,986	23,190
Total liabilities	(3,229)	(3,530)	(4,103)	(6,652)	(8,808)
Minority interests	—	(125)	(240)	(403)	(530)
Shareholders' equity	10,003	10,862	11,865	12,931	13,852

Notes:

1. The adjusted statements of income were prepared as if the Reorganization and Power Purchase Agreement as set out in the Company's Prospectus dated 10th March, 1997 had occurred and been effective during the years ended 31st December, 1996.
2. No analysis of turnover by geographical location has been prepared as 100% of turnover comes from the PRC, and no contribution to profit from any of the geographical location is substantially out of line with normal ratio of profit to turnover.

6,551 2001
5,694 2000
5,220 1999
5,067 1998
5,134 1997

Net Operating Revenue

Year ended 31st December



1,438 2001
1,375 2000
1,250 1999
1,217 1998
1,144 1997

Net Profit

Year ended 31st December



23,190 2001
19,986 2000
16,208 1999
14,517 1998
13,232 1997

Total Assets

As at 31st December



Financial and Operating Highlights (Cont'd)



5,570
2001
4,650
2000
4,050
1999
3,450
1998
3,150
1997

Total Installed Capacity (MW)

As at 31st December



26,477,988
2001
22,328,793
2000
20,439,314
1999
19,665,559
1998
20,481,704
1997

Gross Generation (MWh)

Year ended 31st December



24,590,612
2001
20,750,515
2000
18,998,103
1999
18,223,023
1998
18,878,766
1997

On-grid Electricity (MWh)

Year ended 31st December



92.35
2001
93.30
2000
93.47
1999
90.65
1998
89.62
1997

Equivalent Availability Factor (%)

Year ended 31st December



The Company will expand its market share in the national electricity market by developing, constructing, operating and managing large-scale power plants throughout the nation, with a dual emphasis on organic growth and acquisition.



TO ALL SHAREHOLDERS:

The year 2001 was a jubilant year for China, while it also marked the most significant expansion of the Company by far. I have the pleasure to present the review of operations in 2001 and the outlook of the Company.

Review of Operations

Ongoing expansion

Unit 8 of the Company's Zhang Jia Kou Power Plant, the first 600MW unit of Datang Panshan which is majority-owned by the Company and Units 1 and 2 of Datang Fengning Hydropower, also majority-owned by the Company, were integrated into the power grid. The Company established Datang Honghe by holding 70% equity interest; established Datang Liancheng by holding 55% equity interest; acquired 80% equity interest in Datang Pingwang; acquired 60% equity interest in Datang Shentou; and established Datang Tangshan by holding 80% equity interest. The construction project proposal for Phase II of Datang Tuoketuo was approved by the State in December 2001.

Stability and efficiency maintained in production

The equivalent availability factor of the Company's units was 92.35%. The Company's power generation increased by 18.58% when compared to that of the previous year.

Ongoing cost reductions

The Company's coal consumption rate for electricity generation was 362.8 g/kWh, reduced by 2.96g/kWh when compared to that of the previous year. The unit fuel cost was Rmb80.76/MWh, Rmb0.88/MWh lower than that of the previous year.

The Company was conferred in 2001 by *Finance Asia* the awards of "Best Managed Companies in China", "Best Investor Relations" and "Best Emphasis on Shareholders' Value". Recently in early 2002, the Company was conferred the award of "Best Corporate Governance in China — 2001" by *The Asset*.

Outlook

Rising to the Occasion

China's accession to WTO, the successful bid for hosting the 2008 Olympic Games and the acceleration of development of West China have generated enormous opportunities for the nation as well as Beijing. New opportunities emerge for a power generation company that mainly serves the Beijing-Tianjin-Tangshan ("BTT") Area such as the Company which will have the conditions to develop beyond that region. The Company will expand its market share in the national electricity market by actively developing, constructing, operating and managing large-scale power plants throughout the nation, with a dual emphasis on organic growth and acquisition.

Projects for which construction works are scheduled to commence in 2002 include:

- Datang Pingwang Thermal Power Project (200 MW x 2 units)
- Datang Shentou Power Project (500 MW x 2 units)
- Datang Liancheng Power Project (300 MW x 2 units)
- Datang Tuoketuo Power Project Phase II (600 MW x 2 units)
- Datang Tangshan Power Project Phase I (300 MW x 1 unit)



Embracing Challenges

However, we should avoid over-optimism towards the Company's operating situation. The increase in new power generation units and power supply from other regional grids might result in less utilisation hours for the Company's existing power generation units, and rising fuel prices might affect the Company's profitability.

In view of the above, the Company will continue to ensure production safety, fulfill production responsibility, increase revenue and reduce costs, monitor power generation costs, persist the strategy to expand beyond the BTT Area, procure active yet steady progress for ongoing and new projects, and strengthen the Company's ability to hedge against the risks and the ability to continue growth, with a view to preserving and enhancing shareholders' value.

Last but not least, may I take this opportunity to express sincere gratitude to all shareholders, institutions concerned and associates of the Company for their trust and support.

By Order of the Board
Zhai Ruoyu
Chairman

5th March 2002



I. Operating conditions

China's economy continued to grow steadily during 2001 (the "Year"), with national GDP growth reaching 7.3%. The Beijing-Tianjin-Tangshan ("BTT") Area, the major area served by the Company, continued to outgrow the national average with a 9.92% GDP growth.

China's power supply market was driven by economic growth in 2001. Demand for power supply in the eastern coastal regions increased, development projects in West China were implemented and West-to-East power transmission projects began during the Year. Power demand nationwide grew by approximately 8% in 2001.



As a result of economic restructuring, industrial usage of power generally remained steady. Residential usage in urban and rural areas and commercial usage maintained rapid growth. Sales of electricity in the BTT Area are analysed as follows:


2000
Others
(9%)
Residential
(11%)
Agricultural
(5%)
Commercial
(10%)
Industrial
(65%)
2001
Others
(6%)
Residential
(16%)
Agricultural
(5%)
Commercial
(13%)
Industrial
(60%)

II. Review of Operations

The Company mainly supplied electricity to the BTT Area, which features intense economic activities, dense population and focused demand for power supply. The growth in power demands in this area was driven by its economic growth. The Company is set to benefit from the implementation of the strategy of West China development and the gradual implementation of the West-to-East power transmission projects. Meanwhile, due to the Company's pro-active and effective management, the Company was able to maintain safe and stable power generation and achieve solid profit growth, whilst rolling out its expansion strategy beyond the BTT Area.

The Company now operates four wholly-owned power plants and eight majority-owned power generation companies compared to only four wholly-owned power plants when it was listed. From the listing of the Company in 1997 to the end of 2001, the installed capacity increased to 5,570MW from 3,150MW; net profit grew to Rmb1,436 million from Rmb1,143 million; the Company's asset-to-liability ratio rose to 37.98% from 27.1%; and the equivalent availability factor of the Company's units rose to 92.35% from 89.62%.

1. Production

As at 31st December 2001, the Company and its subsidiaries (collectively, the "Group") owned installed capacity of 4,950MW, and another 620MW which were integrated into the power grid and will enter into commercial operation in 2002. Total power generation for the Year amounted to 26,477,988MWh, representing an 18.58% growth over 2000 (the "Previous Year"). A total of 24,590,612MWh of on-grid electricity was completed, representing a growth of 18.51% over the Previous Year. A total of 5,477 utilisation hours were recorded and the equivalent availability factor of the Company's units was 92.35%. The growth in power generation was mainly attributable to the expansion of the Group's installed capacity, increased demand for power supply driven by domestic economic growth and the safe and stable operation of the Group's power generation equipment.



The following tables set out certain operation statistics of the Company's four power plants for the five years ended 31st December 2001.



Dou He Power Plant

	1997	1998	1999	2000	**2001**
Installed capacity (MW)	1,550	1,550	1,550	1,550	**1,550**
Gross generation (MWh)	9,835,404	9,258,190	8,811,552	9,242,351	**9,487,437**
On-grid generation (MWh)	9,081,432	8,576,958	8,192,947	8,601,896	**8,826,988**
Available hours	7,966	8,043	8,053	8,395	**8,274**
Operaing hours	7,431	7,187	6,769	7,414	**7,211**
Utilisation hours	6,345	5,973	5,685	5,963	**6,121**
Capacity factor (%)	72.43	68.19	64.90	67.88	**69.87**
Load factor (%)	85.39	83.11	83.99	80.43	**84.88**
Equivalent availability factor (%)	90.33	91.80	91.90	95.97	**94.45**
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	365	364	360	360	**360**

Gao Jing Power Plant

	1997	1998	1999	2000	**2001**
Installed capacity (MW)	600	600	600	600	**600**
Gross generation (MWh)	3,919,343	3,235,600	2,954,094	3,104,832	**3,116,727**
On-grid generation (MWh)	3,548,155	2,918,442	2,650,945	2,795,874	**2,803,954**
Available hours	7,523	7,833	8,340	8,341	**7,966**
Operaing hours	7,497	6,974	6,878	7,291	**7,211**
Utilisation hours	6,532	5,393	4,923	5,175	**5,195**
Capacity factor (%)	74.57	61.56	56.20	58.91	**59.30**
Load factor (%)	87.13	77.32	71.58	70.97	**72.04**
Equivalent availability factor (%)	85.46	89.28	95.10	94.95	**90.94**
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	402	404	404	406	**405**

Zhang Jia Kou Power Plant

	1997		1998	1999	2000	**2001**
	Unit 1	Units 3, 4	Units 1, 3 and 4	Units 1, 3, 4, 5 and 6	Units 1 to 7	**Units 1 to 8**
Installed capacity (MW)	300	600	900	1,500	2,100	**2,400**
Gross generation (MWh)	755,890	3,231,062	4,902,699	6,044,930	7,319,127	**10,809,051**
On-grid generation (MWh)	709,060	3,058,767	4,655,158	5,715,376	6,885,949	**10,132,866**
Available hours	4,108	7,819	8,057	6,619	7,937	**7,910**
Operating hours	3,945	7,588	7,849	5,638	6,658	**7,107**
Utilisation hours	2,520	5,385	5,447	5,343	4,550	**4,855**
Capacity factor (%)	57.06	61.47	62.24	60.99	51.80	**55.42**
Load factor (%)	63.90	70.97	69.46	70.13	68.34	**68.31**
Equivalent availability factor (%)	92.80	88.87	91.58	95.20	90.60	**91.16**
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	367	366	359	351	349	**347**

Note: Unit 8 was integrated into the power grid on 27th August 2001



Xia Hua Yuan Power Plant

	1997	1998	1999	2000	**2001**
Installed capacity (MW)	400	400	400	400	**400**
Gross generation (MWh)	2,740,005	2,269,070	2,628,738	2,662,483	**2,733,054**
On-grid generation (MWh)	2,481,352	2,072,465	2,438,835	2,466,796	**2,532,995**
Available hours	8,142	7,548	8,075	8,518	**8,139**
Operaing hours	7,936	6,669	7,469	7,764	**7,757**
Utilisation hours	6,850	5,673	6,572	6,656	**6,833**
Capacity factor (%)	78.20	64.76	75.02	75.77	**78.00**
Load factor (%)	86.31	85.06	88.00	85.73	**88.09**
Equivalent availability factor (%)	92.96	86.12	92.20	96.97	**92.91**
Coal consumption per unit of electricity delivered (gm standard coal/kWh)	390	388	383	382	**382**

The Company arranged 237 technological upgrade projects with a total investment of Rmb255,999,000, in a move to integrate overhaul programmes with production targets set at the beginning of the year through technological upgrade projects, with a view to achieving production safety and enhancing economic efficiency.

Major projects include:

Modification of the low-nitrogen combustion unit at Gao Jing Power Plant; modification of the steam circulation system in the medium to high-pressure tank and DCS, FSS and DEH modifications at Unit 5, modifications of ventilator No. 5 and the medium-speed coal mill and modification of the computer-aided controlling system at Dou He Power Plant; modification of Nos. 1 and 2 dust disposal systems



and the 500 KV transformation system at Zhang Jia Kou Power Plant; modification of the turbine system at Units 1 & 2 of Zhang Jia Kou Power Plant; and modification of the steam circulation system at Unit 2 of Xia Hua Yuan Power Plant.

2. Operational Management

The Company secured consolidated operating revenues of approximately Rmb6,550,620,000 during the Year, representing an increase of 15.04% over the Previous Year. Consolidated net profit amounted to approximately Rmb1,438,060,000, representing an increase of 4.56% over the Previous Year. The operating targets for 2001 set by the Board of Directors at the beginning of the Year were achieved and exceeded.

During the Year, the Company continued to exercise stringent cost-control measures and conscientiously implemented the system of accountability for financial targets. Measures to reduce consumption of energy were upkept and budget estimates were set to facilitate effective control over expenditures. As a result, the Company's unit fuel cost was lowered by Rmb0.88/MWh when compared to that of the Previous Year and the coal consumption rate for electricity generation was reduced by 2.96g/kWh when compared to that of the Previous Year.



3. Business Expansion

The construction projects of the Company progressed smoothly during the Year. Power units with capacity of 920MW were integrated into the power grid, in which 300MW commenced commercial operation during the Year. Breakthroughs were achieved in preliminary project works which ensured continued growth in the Company's production capacity.



- Unit 8 (300MW) at Zhang Jia Kou Power Plant commenced commercial operation during the Year, bringing the total installed capacity of the plant to 2,400MW making it the largest power plant of the Group and in North China, as well as the second largest power plant throughout the nation.
- Unit 1 of Datang Panshan, the first 600MW unit of the Group, was integrated into the power grid during the Year and commenced commercial operation in January 2002. It is currently the largest unit of the Group as well as in the BTT power grid in terms of unit capacity.
- Units 1 and 2 of Datang Fengning Hydropower (2 X 10MW) were integrated into the power grid during the Year and commenced commercial operation in 2002, ending its history of dependence on coal-fired generation and marking the Group's breakthrough in hydropower and its first step towards the strategy of dual emphasis on hydropower and coal-fired power.
- Datang Honghe and Datang Liancheng were established during the Year. Project proposals for the two ventures have been approved by the State, marking the Group's expansion beyond North China and opening up more extensive market frontiers for the Group's swift trans-regional development.
- Feasibility studies for the power plants developed by Datang Shentou (2 X 500MW) and Datang Pingwang (2 X 200MW) and for Phase I technological upgrade works (1 X 300MW) of Datang Tangshan have been approved by the State.
- The construction of the Datang Tuoketuo Power Phase I project (2 X 600MW) progressed smoothly. The first generation unit is expected to be integrated into the power grid generation in 2003. The project proposal for Phase II construction (2 X 600MW) has been approved by the State.

4. Financial Analysis

- *Operating Results*

The Group's consolidated operating revenues amounted to approximately Rmb6,550,620,000 during the Year, representing an increase of 15.04% over the Previous Year. Consolidated net profit amounted to Rmb1,438,060,000, representing growth of 4.56% over the Previous Year. Earnings per share amounted to Rmb0.28, representing an increase per share of Rmb0.01 over the Previous Year. The Group's profit growth was mainly attributed to the increase of its on-grid electricity and of its sales revenue, as well as the effective control of its costs.

During the Year, the Group's on-grid electricity increased by 18.51% over the Previous Year, while sales revenue grew by 15.04% from the Previous Year. The Group's operating costs increased by 21.97% over the Previous Year mainly due to the Company's acquisition of Unit 2 of Zhang Jia Kou Power Plant on 1st October 2000 and the commencement of commercial operation of Unit 7 and Unit 8 of Zhang Jia Kou Power Plant in January 2001 and September 2002, respectively. This led to an increase of assets which in turn led to an increase of depreciation costs on fixed assets. The corresponding costs caused by the increase in power generation also increased other operating costs. However, the Group's unit fuel cost decreased by Rmb0.88/MWh and the coal consumption rate for electricity generation decreased by 2.96g/kWh when compared to the Previous Year as a result of the Group's rigid and effective cost controls and the increase in on-grid electricity. As a consequence, the Company's profit increased by 4.56% over the Previous Year.

In view of the positive operating results, the Board of Directors has recommended a dividend of Rmb0.17 per share for the Year.



- *Financial Conditions*

  As at 31st December 2001, total assets of the Group amounted to approximately Rmb23,190,043,000, representing an increase of approximately Rmb3,203,898,000 over the Previous Year. Total liabilities amounted to approximately Rmb8,807,802,000, representing an increase of Rmb2,155,695,000 over the Previous Year. Minority interests amounted to Rmb529,890,000, representing an increase of approximately Rmb126,428,000 over the Previous Year. Shareholders' equity amounted to approximately Rmb13,852,351,000, representing an increase of Rmb921,775,000 over the Previous Year. The growth in total assets owned by the Group mainly reflected the implementation of the Group's expansion strategy and the increase in investments in projects under construction by the Company.

- *Liquidity*

  As at 31st December 2001, the Group's asset-to-liability ratio (i.e. the ratio between total assets and total liabilities, excluding minority interests) was 37.98%. The net equity-to-debt ratio (i.e. (total debt – cash and cash equivalents – short-term bank deposits for over 3 months – investments held for trading)/shareholders' equity) was 14.74%.

  Cash

  As at 31st December 2001, the Group had total cash and cash equivalents and short-term bank deposits for over 3 months amounting to approximately Rmb4,503,168,000, among which the equivalent of approximately Rmb2,521,506,000 of deposits was held in foreign currencies. The Company had no trust deposits or overdue fixed deposits during the Year.

Borrowings

As at 31st December 2001, the Group had short-term loans of approximately Rmb241,120,000 at an annual interest rate of 5.85%. Long-term loans (excluding those repayable within 1 year) amounted to approximately Rmb6,229,064,000 and long-term loans repayable within 1 year amounted to approximately Rmb360,356,000 at annual interest rates of 0% to 6.2%, including USD loans equivalent to approximately Rmb590,450,000.

As at 31st December 2001, apart from guarantee of approximately Rmb2.3 billion for loan facilities granted to its subsidiaries, the Company did not provide any form of guarantee for any other company.

5. Stock Performance in Secondary Market and Investor Relations

The international capital markets were rather volatile in 2001. Against tough overseas market conditions, the shares of Beijing Datang Power performed strongly in the secondary market on the back of steady improvements in the Company's operating results supported by positive economic growth in China and continuous growth in power demands, with their price growing 24.7% over the Previous Year at the end of 2001 and hitting an intra-year high of HK$3.28 or a P/E ratio of 13 times. The average share price of Beijing Datang Power for the year was HK$2.57 or a P/E ratio of 10.41 times. Meanwhile, the Company's achievements in management and development continued to win market recognition. The Company was conferred in 2001 by *Finance Asia* the awards of "Best Managed Companies in China", "Best Investor Relations" and "Best Emphasis on Shareholders' Value". In early 2002, the Company was conferred the award of "Best Corporate Governance in China–2001" by *The Asset*.

The Company made significant moves to tap the capital markets in 2001. Its issuance of American Depositary Receipts (ADRs) had been approved by the China Securities Regulatory Commission and the Securities Exchange Commission of the United States to be traded in the U.S. over-the-counter market. The issuance of ADRs enabled the Company to expand its investors' base and make access to the U.S. market at the lowest costs.



6. Outlook for 2002

The year 2002 will be a year of expectations as well as difficulties. The implementation of the restructuring plan for China's power industry will generate enormous new business opportunities, while the Company's profitability is set to be further enhanced as the tariff rates for the four units of Zhang Jia Kou Phase II have been approved. Meanwhile, the momentum of the growth in demand and the extent of increase in fuel costs will have a significant bearing on the Company's performance. In view of the above, we need to enhance management over our production and operations this year while actively procuring progress in ongoing projects as well as preparations for new projects, with a view to ensuring continuous development. The Group shall:

1. Continue to enhance management of production safety and ensure safe and stable operation of all generation units.

2. Continue to explore new sources for revenues and opportunities for cost savings and seek growth in sales revenue by increasing power generation, raising tariffs and optimising on-grid electricity structures.



3. Actively procure the renewal and establishment of the Group's management information system and fully implement the Group's financial management model and innovative measures for job functions, work approaches and operating mechanisms.

4. Actively pursue business expansion to strengthen the Group's competitive advantages:

   - The Board of Directors of the Company has already decided to increase equity investment of an amount of approximately Rmb480 million in Datang Tuoketuo for the construction of its Phase II (2 x 600MW). The proposal of that project has already been approved by the State. With Phases I and II to be constructed in a row, Datang Tuoketuo's total installed capacity will reach 2,400MW, making it one of the two largest power plants in North China alongside Zhang Jia Kou Power Plant.

- The Board of Directors of the Company has already decided to invest an amount of approximately Rmb434 million in Datang Tangshan for the construction of its Phases I and II technological upgrade projects (2 x 300MW). Both the feasibility study report of the Phase I project and the proposal of the Phase II project have already been approved by the State.

- The Board of Directors of the Company has already decided to invest an amount of approximately Rmb43 million to jointly form a project company with the Beijing Thermal Group, for the purpose of constructing Gao Jing Power Plant's thermal pipeline project. The proposal of the project has been approved by the Beijing Government, and construction works are expected to commence within 2002.

5. Complete preliminary works for the following projects so that conditions for construction may be available within 2002:

   - Datang Pingwang project (2 x 200MW)
   - Datang Shentou project (2 x 500MW)
   - Datang Liancheng project (2 x 300MW)
   - Datang Tuoketuo Phase II project (2 x 600MW)
   - Datang Tangshan Phase I project (1 x 300MW)

6. Procure completion of construction to ensure commencement of operation of Unit 2 of Datang Panshan (600MW) within 2002.

Yu Hongji
President

5th March 2002



The Company has been strictly complying with relevant domestic and overseas regulations and strengthening its internal management with a view to optimising shareholders' interests while diligently performing its obligations:

1. Plans were formulated to foster a corporate culture underpinned by the spirit of "unity, pragmatism, and the pursuit of excellence," with a view to enhancing unity.

2. Senior management of the Company (members of the Board of Directors) honoured their pledge and fulfilled their obligations by over-accomplishing the 5-year development plan set at the time of listing and increasing return on shareholders' investment year-by-year.

3. Transparency on the Company has been maintained. Several market promotion functions were organised each year. A Website was set up to provide investors with basic information on the Company, statutory announcements, management biographies and business updates. A special team was established to communicate with investors and analysts and to answer their questions.

4. An internal audit system was set up to regularly audit the internal control procedures of the Company to ensure proper practices on a problem prevention basis.

5. An audit committee was set up in accordance with the requirements of the Listing Rules to audit the interim and annual results and assist the Board of Directors in carrying out its duties in internal controls as well as financial and management reporting.

6. The Company has set up special groups to assist the President in managing the construction and regulation of various infrastructure projects and furnish proposals for major investments and fund applications with a view to optimising investments, cost controls and efficiency enhancement. These groups include:

   - The Fund Management Committee
   - The Production Safety Committee
   - The Project and Equipment Tender Steering Group
   - The Information Steering Group

7. The Company strengthened the systematisation of its management by establishing relevant governing systems to regulate its internal operation procedures and lower business risks.

8. The "4–5" legal knowledge campaign was launched in accordance with the State's requirement to enhance legal awareness throughout the Company's staff and to facilitate regulated management and decision-making processes.


THE Asset

"Best Corporate Governance in China — 2001" awarded by *The Asset* Magazine

Structure of Human Resources

As at 31st December 2001, the total number of employees of the Company was 9,067.

The Company was privileged by the service of a team of high-caliber management and professional technical staff. University degree holders, university diploma holders, graduates of intermediary vocational colleges accounted for 38.1%, 35.3% and 15.8%, respectively, of the management team. Of the engineering and technical staff, 47.6% were university degree holders, 25.9% were university diploma holders and 18.0% were graduates of intermediary vocational colleges.

Training programmes in 2001

Management personnel of the Company were arranged to attend seminars hosted by renowned domestic economists, management experts and entrepreneurs. Senior management staff from the headquarters and various power plants received training in business administration at the School of Economics and Management of Qinghua University. Around 30 managers at the intermediary or senior levels took part in an in-service training on financial knowledge for a period of four months. Another 100 managers at intermediary level took part in an in-service training on business management for a period of two months. Nearly 1,300 junior managers and technical staff members took part in training related to new regulations, policies, management rules, as well as new knowledge, technologies, processes and materials organised by local governments, the State Power Company, NCPGC and the Company. Nearly 3,500 workers took part in training sessions prior to receiving technical assessments. About 99% of the staff received training in 2001.



Plans for 2002

Human resource management for power companies listed overseas are facing stern challenges following China's WTO accession and the restructuring of the power sector in China. While persisting in staff training efforts, the Company will seek to maximise its human resource efficiency by adopting effective measures to further assess the overall quality of middle-level and senior managers, engineers and technicians and devising more effective integration of human resources and more specific plans for human resource development, with a view to satisfying both the Company's requirements and the need for personal growth on the part of employees.



Directors

Executive Directors



Yu Hongji
aged 60, Vice Chairman and President. Mr. Yu joined the North China Power System in 1968. He had been Deputy Director of North China Power Administration Bureau and Deputy General Manager of North China Power United Company since 1991. Later he became Deputy General Manager of NCPGC, a post he held until July 1997.



Zhang Yi
aged 54, Deputy General Manager. Mr. Zhang joined North China Power System in 1982. Mr. Zhang is a government-sponsored expert designated by the State Council.



Yang Hongming
aged 55, Chief Economist and Company Secretary. Mr. Yang joined the North China Power System in 1968 and has extensive experience in the operation of power systems and macroeconomics of the power industry.



Wang Xianzhou
aged 47, Chief Financial Officer. Mr Wang joined North China Power System in 1970 and has proven expertise in the financial management of power companies.

Non-executive Directors



Zhai Ruoyu
aged 55, Chairman of the Company and General Manager of NCPGC.



Hu Shengmu
aged 41, Chief Accountant of NCPGC.



Yang Jiayi
aged 43, Deputy General Manager of Beijing International Power Development and Investment Company.



Liu Haixia
aged 40, General Manager of Beijing International Power Development and Investment Company.



Su Tiegang
aged 53, Deputy General Manager of Hebei Construction Investment Company.



Ye Yonghui
aged 49, Manager of the Energy Division of Hebei Construction Investment Company.



Tong Yushang
aged 60, General Manager of Tianjin Jinneng Investment Company.



Zhang Wantuo
aged 55, Deputy General Manager of Tianjin Jinneng Investment Company.

Independent Non-executive Directors



Xu Daping
aged 58, Professor and Adviser for Ph.D students at North China Power University.



Wu Zhentao
aged 48, Managing Director of Cathay International Group.



Supervisors

Zhang Jie
aged 53, Chairman of the Supervisory Committee.

Fu Guoqiang
aged 39, Finance Manager of NCPGC.

Shi Xiaofan
aged 49, Head of the Personnel Department.

Company Secretary

Yang Hongming
aged 55, Chief Economist of the Company.

Senior Management

Jin Yaohua
aged 41, Deputy General Manager and Chief Engineer. Mr. Zhang joined the North China Power System in 1982. Having been involved in the maintenance and testing of power generating units and production technology management for many years, he is well experienced in power plant administration and the management of production operations.

Zhao Qingzheng
aged 58, Assistant to General Manager. Mr. Zhao joined the North China Power System in 1968, and has long been involved in power generation, corporate management and operational management. His expertise in the power generation business is coupled with extensive experience in management.

Qiao Xinyi
aged 50, Director of the Work Division Committee and Head of Corporate Culture Department. Mr. Qiao joined the North China Power System in 1969. He has been involved in the corporate and operational management of power generation companies for many years and is well experienced in administrative management.

Cai Enzhi
aged 58, Deputy Chief Engineer. Mr. Cai joined the North China Power System in 1967.

Song Yuluo
aged 48, Deputy Chief Engineer and Production Manager. Mr. Song joined the North China Power System in 1976.

Wei Yuan
aged 46, Deputy Chief Economist and Planning and Development Manager. Mr. Wei joined the North China Power System in 1977.


北京大唐发电股份有限公司

1) **How will the tariff adjustment in early 2001 affect the Company's profitability? To what extent are tariffs expected to be further adjusted in the future?**

With the approval of the State Development Planning Commission, the tariffs of Units 5–8 of the Company's Zhang Jia Kou Power Plant Phase II were approved. The average on-grid tariff for these four units was adjusted to Rmb317 per MWh. The new tariff will help to boost the Company's average on-grid tariff and overall profitability.

According to the principles and spirit underlying the relevant documents issued by the State, the Company expects the principles for setting tariffs for all newly constructed power generation units to be based on the method of social average costing in place of individual costing, with a view to encouraging efficiency enhancement and cost reductions among power companies. The Company has been persistently carrying out



rigid cost controls and has succeeded in minimising construction costs of generation units by using domestically made generation units and equipment wherever possible, applying a stringent tender management system in the course of construction and lowering finance costs. At the same time, the Company's power plants are strategically located near coal mines and such proximity has contributed to an overall competitive cost structure by effectively reducing the Company's variable costs. Given the Company's track record and its history in management effectiveness, it has advantages from both the strategic and management perspectives in satisfying the management objective of achieving a cost level lower than the social average cost. Under the system of social average costing, the Company is expected to gain sufficient room for growth in profit margins in order to further increase its market share as it will benefit from a more competitive cost structure. As the current average on-grid tariff of the Company is still lower than that of the regional network, further reduction in its tariffs in the course of further tariff adjustments in the future is very unlikely.

2) **How did the Company manage to achieve its objective of lowering its unit fuel cost in 2001 amid tough conditions in the coal market? What are the Company's future strategies in controlling fuel costs and hedging against market risks?**

Facing tough conditions in the coal market, the Company entered into a one-year purchase agreement with major coal suppliers at the beginning of 2001, effectively freezing the prices for planned coal purchases, which accounted for more than 85% of the total amount of annual coal purchases. Thanks to successful negotiations, such prices remained unchanged for the rest of the year. In respect of unplanned purchases, which accounted for the remaining 15% of the total amount of annual coal purchases, we shifted some of the orders to larger coal mines after small mines were closed by the State. Our coal procurement structure was changed as a result and this had a net effect of increasing our unit fuel cost by 0.8% as at the end of the first half of the year. The Company adopted measures to adjust its coal procurement structure and effectively curbed the rise in coal prices. Meanwhile, the Company also implemented effective cost control management and lowered the level of coal consumption while increasing power



generation, successfully reducing the coal consumption rate which was 2.96g/kWh lower than that of the previous year. Given the two factors discussed above, the Company managed to lower its unit fuel costs by 1.78% for the full year despite the external pressure of rising coal prices in the national market, reflecting the ability of the management to control costs and enhance competitiveness.

Taking into account the expected situation in the coal market in 2002, Beijing Datang Power, through its negotiations based on the coordinated results in the national coal supply conferences held at the beginning of the year, has managed to keep the price level for planned coal supplies, equivalent to 85% of its coal requirements, at a slight increase of 3.8% from the corresponding period of last year, contrasted with the national average of 5% increase. Small coal mines will resume production in the second quarter of 2002 after a streamlining process which started at the end of 2001 and continued through early 2002, and the tight supply in the coal market will therefore be relieved. Coal prices for the year are expected to stabilise from the second quarter onwards and may gradually reduce. The Company's costs on its coal purchases should increase by no more than 4%, according to conservative estimates.

With respect to the Company's advantages and strategies in hedging price risks in the coal market, the Company enjoys bargaining power in negotiations as the single largest coal buyer in North China, while its longstanding relationship with major coal suppliers means that stable cooperation based on mutual benefits will be sought. Meanwhile, the Company will further enhance the management of power plant operations to further lower coal consumption and achieve overall reduction in fuel costs for power generation.



3) **Please give a preliminary detailed analysis on the objectives, content, timetable and implementation measures of the structural reforms of China's power industry.**

The primary objective of the structural reforms of China's power industry is to introduce market competition and enhance the overall efficiency of China's power industry for the ultimate benefit of end-users and the national economy as a whole. The main content of the reforms includes the separation of power plants from power grids, the introduction of power sale by competitive pooling and the concurrent implementation of West-to-East power transmission strategy.

The separation of power plants and power grids refers to the separation from power grids and the transfer of management of the current power generation assets with a total capacity of 150 million KW in the system of the State Power Group held and managed by on-grid companies to cross-regional power groups engaging exclusively in power generation. It is expected that certain large-scale independent cross-regional power groups will be formed and they will compete in the nationwide electricity market.

Power sale by competitive pooling will be implemented after the completion of the separation of power plants from power grids with the objective of creating a nationwide competitive electricity market. Such a competitive pricing mechanism, however, will be introduced on a gradual basis in accordance with market developments, as the supporting technologies and the legal and regulatory frameworks required have yet to be put in place, coupled with the fact that the demand for power supply has been growing



strongly on a nationwide basis in recent years and the power market is partially under-supplied in terms of total volume.

The transmission of power from the West to East represents a strategy that underpins the reform of the power industry. This strategy has been determined by the fact that China's natural resources are mainly located in the West while high-growth regions for power demand mostly concentrate in the East. In a move to encourage West-to-East power transmission, the State has not only budgeted capital expenditure required by the construction of West-to-East power transmission networks in its 10th Five-Year-Plan, but has also formulated a series of policies offering preferential treatments to encourage investments for the development of power projects in the West. Coupled with the policy of developing cross-regional power markets in the country, China's West-to-East power transmission is expected to form three major transmission channels in the northern, central and southern regions.

The pace of restructuring in the power industry is expected to accelerate in the next one or two years as driven by China's ongoing economy development. Given the complexity of the restructuring involved and the significant impact that any changes might have on the livelihood of the people, the process of reforms will be a gradual one.

4) What development strategies does Beijing Datang Power plan to adopt in the light of the structural reforms of the power industry? What comparative advantages is the Company relying on and what are its ultimate goals?

The structural reforms of the power industry with respect of introducing price competition represents opportunities as well as challenges for all power companies. For Beijing Datang Power, there would be more opportunities than challenges due to its proper management and sufficient preparation. The Company's strategies, advantages and goals in light of the reforms can be summed up as follows: correct positioning in the market, comprehensive competitive strategies and well-defined development objectives.



The Company's development strategies are based on a correct positioning in the future competitive market. The Company positions itself as a leading and strongly competitive independent power supplier in China with an international reputation, focusing on power generation while owning and managing power generation assets throughout the nation.

The Company is also fully geared up to further its development in line with reforms and has built a sound foundation, as evidenced by: the track record of its profit growth and effective cost controls reflects the standard of its corporate management and the quality of its management team. To keep the management ready for rapid business expansion: the Company's well-defined development strategies and planning have been a major factor in promoting business growth and enabling the Company to seize opportunities ahead of others in the reform process. The current prudent financial strategies and sound balance sheets have provided strong cashflows for the Company to accelerate development. As a listed company, the Company enjoys effective financing sources and a variety of financing means to support the Company's business development.

The key word underlining the Company's objective for business development is "growth": growth across regions, growth by economies of scale, growth that is sustainable, growth in competitiveness and growth in shareholders' value.

5) How will the Company be affected by Beijing's hosting of the 2008 Olympic Games?

As the largest power supplier in Beijing and the BTT Area, Beijing Datang Power is set to become a direct beneficiary of Beijing's hosting of the 2008 Olympics Games. Following Beijing's successful bid for hosting the Games, China will be making substantial investments in relevant infrastructure construction, such as major sports facilities, upgrades in communication facilities, airport expansion, highway construction, etc, in order to improve the environment for the Games. In Beijing alone, no less than Rmb180 billion will be invested in the construction of Olympic-related facilities. Based on the estimates of Beijing Statistics Bureau, increased investments and consumer's demand brought about by the Olympic Games might drive up Beijing's annual GDP growth by 2.5 percentage points, assuming correlation between Beijing's local GDP growth and growth in investment and demand. Given the strong correlation between Beijing's local GDP growth and growth in power demand shown in the past 20 years, growth in power demand in Beijing and its peripheral areas in the coming five to seven years is estimated to have an extra increase of 1 to 1.5 percentage points annually, as stimulated by investments related to the Olympic Games. As the power supplier who enjoys the largest market share in the BTT power grid, the Company has started strategic preparations by increasing its market share in the area and speeding up power transmission to Beijing from the West. Given the fact that almost all new additions to the installed capacity of power generation in the BTT Area in the next five years will be owned by the Company, there are sufficient reasons to believe that the Company will benefit from the continuous and stable growth in power demand in the BTT Area stimulated by investments related to the Olympic Games in the next seven years.

6) **What are the Company's views on the relationship between environmental protection and development? Is there a corresponding strategy?**



Environmental protection has become an increasingly important issue for maintaining sustainable social and economic development following China's rapid economic development and continuous improvements in the living standard of its people in recent years. Environmental protection has always been a task integral to the Company's strategy for sustainable development. The Company puts emphasis on environmental protection on every step of the entire protection process including project planning, construction, production and



technological upgrades. It has also moved ahead to formulate appropriate strategies in anticipation of future upgrades in environmental protection standards. First of all, all the existing units are now in full compliance with corresponding emission standards stipulated by the State after undergoing relevant technological upgrade programmes. Secondly, the environmental protection factor has been incorporated into the Company's overall planning for new constructions and technological upgrades. Specific strategies include: 1) actively introduce and use advanced environmental technologies, such as clean-coal combustion, gas-fired combustion, combined steam recycling, etc to achieve further reductions in toxic emissions to the extent permitted by the cost structure; 2) actively carry out integrated technological upgrade programmes for the current operating units through technological upgrades to increase their environmental protection standards and to reduce toxic emissions; and 3) re-align the fuel structure taking into account characteristics of the existing units in the course of fuel purchases, and reduce the purchase of coal that contains a high level of sulphur and phosphorous to improve emission standard of the existing units.

The Company has always viewed environmental protection as an important factor contributing to sustainable development, as well as a social obligation and contribution to be performed by the Company as a responsible member of the utilities sector. That's why the Company has included environmental protection as a key item for consideration and implementation in its long-term development plan and its current specific development projects.

7) What are the specific goals, details and strategic significance of the cost control strategies that the Company has been actively adopting?

The Company's competitiveness is largely determined by its cost competitiveness at the end of the day. According to the cost structure characteristics of the power industry, construction costs, fuel costs and financing costs together account for approximately 80% of the total expenditure of a power generation operator, where construction costs are usually accounted for as depreciation, fuel costs are mainly recognised under variable costs and financing costs are shown as capital costs that would in turn affect construction costs and financial expenditures. Therefore, successful management of these three items is the core to effective cost controls and the Company has implemented corresponding cost control measures for each of these areas.

To strictly control construction costs, first of all, the Company gives priority to domestically made power generation units that are priced with obvious competitive edge in its equipment purchase, where reliability and efficiency are comparable. Secondly, rigid tender system for equipment purchase and contracting of construction projects has been developed to ensure minimum equipment and construction costs with guaranteed quality. Finally, professional engineering designers and consultants are appointed to help deliver optimal engineering designs for power plants.

To strictly control fuel costs, the Company gives priority to building new power stations near coal mines to ensure reliable supply of coal and to reduce transportation costs, resulting in cost advantages in the long run. For new construction projects and acquisitions, priority is given to medium to large-scale power generation units with a view to lowering the general coal consumption level and structurally enhancing the overall operating efficiency of the Company's units.

To effectively control financing costs, the Company will explore the diversity of financing sources by leveraging its advantage as a listed company and identify financing opportunities with the lowest possible cost. Meanwhile, the Company will seek to



reduce its overall weighted average capital costs and improve the return on shareholders' investment by further optimising its capital structure to match with its business development.

In sum of the above, the management's successful cost control strategies as well as its ability to implement such strategies have been reflected in the Company's track record. There are reasons to believe that with further enhancements in its cost control efforts on the basis of the existing management system, the Company will have its competitive edge enhanced in the future competitive electricity market and will be geared up with such strengths to take its operating results and the return on shareholders' investment to new heights.

The Directors are pleased to present the audited results of the Company and its subsidiaries for the year ended 31st December 2001.

Listing and Issue of Shares

The Company's H shares have been listed on The Hong Kong Stock Exchange Limited and the London Stock Exchange since 21st March 1997. The Company did not issue any new shares during the Year.

Performance of the Company's H Shares in 2001:

31st December 2001 Closing price per H Share	HK$2.53
From 1st January 2001 to 31st December 2001 Highest traded price per H Share	HK$3.28
From 1st January 2001 to 31st December 2001 Lowest traded price per H Share	HK$1.93
From 1st January 2001 to 31st December 2001 Total number of H shares traded	3,702,389,000 shares

Accounts

The audited consolidated results for the year ended 31st December 2001 are set out in the Consolidated Income Statement on page 58.

The financial position as at 31st December 2001 is set out in the Balance Sheets on page 57.

The consolidated cash flows for the year ended 31st December 2001 are set out in the Consolidated Statement of Cash Flows on page 60.



Main Businesses

The main businesses of the Company are to acquire, own and operate existing coal-fired power plants and to develop, construct, own and operate new power plants.

Major Suppliers and Customers

The percentage of purchases and sales attributable to the Company's suppliers and customers for the Year are as follows:

	Percentage
Purchases	
The largest supplier	26%
Five largest suppliers	62%
Sales	
The largest and only customer	100%

Save for NCPGC, none of the directors, supervisors, their associates or shareholders, to the knowledge of the directors, own more than 5% of the capital of the Company's suppliers and customers mentioned above during the Year.

Subsidiaries and Associated Company

At 31st December 2001, the Company's subsidiaries are Tianjin Datang Panshan Power Generation Company, Inner Mongolia Tuoketuo Power Generation Company Limited, Shanxi Datang Shentou Power Generation Company Limited, Shanxi Datang Pingwang Heat and Power Company Limited, Yunnan Datang Honghe Power Generation Company Limited, Gansu Datang Liancheng Power Generation Company Limited, Hebei Huaze Hydropower Development Company Limited and the Company's associated company was North China Electric Power Research Institute Company Limited. Hebei Datang Tangshan Thermal Power Company Limited became the Company's subsidiary in February 2002.

Dividends and Earnings Per Share

Details of dividends and earnings per share are set out in notes 24 and 25 to the financial statements on page 92.

Reserves

Movements in reserves during the Year are set out in note 14 to the financial statements on page 79 to page 81.

Property, Plant and Equipment

Details of movements in property, plant and equipment during the Year are set out in note 3 to the financial statements on page 74 to page 75.

Share Capital

There were no changes in the share capital of the Company during the Year.

Share Capital Structure

As at 31st December 2001, the total number of shares issued by the Company was 5,162,849,000 shares. The Company's shareholders were NCPGC, Beijing International Power Development and Investment Company, Hebei Construction Investment Company, Tianjin Jinneng Investment Company and foreign holders of H Shares, holding 1,828,768,200 domestic shares, 671,792,400 domestic shares, 671,792,400 domestic shares, 559,827,000 domestic shares and 1,430,669,000 H shares, respectively, representing 35.43%, 13.01%, 13.01%, 10.84% and 27.71%, respectively, of the entire share capital of the Company.

Use of Proceeds

The Company's shares were listed on The Hong Kong Stock Exchange Limited and the London Stock Exchange on 21st March, 1997. Net proceeds raised were approximately Rmb3,702 million. As at 31st December 2001, all the net proceeds had been used up as follows:



- approximately Rmb1,383 million for the acquisition of Unit 1 of Zhang Jia Kou Power Plant;
- approximately Rmb1,253 million for the construction of Zhang Jia Kou Power Plant Phase II;
- approximately Rmb765 million for investment in Tianjin Datang Panshan Power Generation Company Limited; and
- approximately Rmb301 million for investment in Inner Mongolia Datang Tuoketuo Power Generation Company Limited.

Number of Shareholders

Details of the shareholders as recorded in the register of members of the Company at 31st December 2001 are as follows:

Total number of shareholders	428
Holders of domestic Shares	4
Holders of H Shares	424

Shares Held By Substantial Shareholders

As at 31st December 2001, the largest shareholder of the Company was NCPGC, which held 1,828,768,200 domestic shares, representing 35.43% of the entire share capital of the Company. Beijing International Power Development and Investment Company, Hebei Construction and Investment Company and Tianjin Jinneng Investment Company are respectively interested in 671,792,400, 671,792,400 and 559,827,000 domestic shares in the Company, representing 13.01%, 13.01% and 10.84% of the total share capital of the Company, respectively.

Save as disclosed above, as at 31st December 2001, the Company was not aware of any shareholding interests which were required to be disclosed pursuant to the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance").

Interests of Directors and Supervisors in Share Capital

None of the directors, supervisors or their respective associates had any interests in the share capital of the Company or any of its associated corporations (as defined in the SDI Ordinance) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Section 28 of the SDI Ordinance, including interests which were deemed or taken to be owned by such persons under Section 31 or Part I of the Schedule to that Ordinance, or which were required, pursuant to Section 29 of that Ordinance, to be entered in the register referred to therein or which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

Directors's Service Contracts

Each of the executive directors entered into a service contract with the Company with a term from 1st July 2001 to 30th June 2004.

Interests of Directors and Supervisors in Contracts

No contracts of significance in relation to the Company's business to which the Company or any of its subsidiaries was a party, and in which any director or supervisor had a material interest, subsisted at the end of the Year or at any time during the Year.

Directors'and Supervisors' Benefits from Rights to Acquire Shares or Debentures

No arrangements were made by the Company or its subsidiaries at any time during the Year for any director or supervisor of the Company to acquire any shares in or debentures of the Company or any of its subsidiaries.



Five Highest Paid Individuals

All of the five highest paid individuals of the Company during the Year include directors and senior management staff. Details of their remuneration are set out in note 23 to the financial statements set out on page 91.

Purchase, Sale and Redemption of the Company's Listed Securities

There was no purchase, sale or redemption of the Company's listed securities by the Company during the Year.

Bank Borrowings, Overdrafts and Other Borrowings

Apart from the short-term loans and long-term loans as set out in notes 15 to 16 to the financial statements on page 82 to page 84, there were no other loans as at 31st December 2001.

Pre-emptive Rights

According to the Articles of Association of the Company, there is no pre-emptive right requiring the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

Connected Transactions

Transactions involving the NCPGC and its associates

During the Year, the Company has entered into the following connected transactions with NCPGC and its associates as agreed. The Company has been exempted from compliance with provisions relating to connected transaction set out in Chapter 14 of the Listing Rules of the Hong Kong Stock Exchange:

Details		Amount (Rmb'000)
1.	Sale of electricity to NCPGC	6,550,620
2.	On-grid service fee payable to NCPGC	24,297
3.	Fuel management fee payable to NCPGC	23,909
4.	Coal ash disposal fee payable to NCPGC	75,861
5.	Rental payable to NCPGC	8,494

The independent non-executive directors have reviewed the transactions described above and have confirmed that:

(1) the transactions described above had been entered into by the Company in the ordinary and daily course of its business;

(2) the transactions described above had been entered into either (a) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature made by similar entities within the PRC), or (b) where there is no available comparison, on terms that are fair and reasonable so far as the shareholders of the Company are concerned; and

(3) the transactions described above have been entered into either (a) in accordance with the terms of the agreements governing such transactions, or (b) where there is no such agreement, on terms no less favourable than terms available to third parties.



The auditors of the Company have reviewed the transactions described above, and have advised the directors in writing that:

(a) the transactions described above had received the approval of the directors;

(b) the transactions described above had been entered into in accordance with the terms of the agreements governing such transaction, and the pricing method as stated therein, or relevant regulations stipulated by the State, if applicable; and

(c) the transactions described above had not exceeded the relevant cap applicable to such transactions.

Transactions involving North China Power Group Finance Company Limited

During the Year, the Company has received an interest income amounting to approximately Rmb2,462,000 in respect of deposits held with North China Power Group Finance Company Limited.

The Company and its subsidiaries incurred interests expenses of approximately Rmb12,806,000 in respect of loans extended by North China Power Group Finance Company Limited.

The Company received from North China Power Group Finance Company Limited a dividend income of approximately Rmb5,479,000.

Transactions involving North China Electric Power Research Institute Company Limited

During the Year, the Company paid technical service fees amounting to approximately Rmb22,104,000 to North China Electric Power Research Institute Company Limited.

Material Litigation

The Company was not involved in any material litigation during the Year.

Retirement Scheme

According to relevant government policies, a basic pension insurance premium was paid on behalf of our employees by the Company, whereby the employees would receive a monthly pension payment from the government after they retire. In addition, the Company has also launched a supplementary retirement plan, whereby employees will make monthly contributions in accordance with their years of service as individual savings retirement insurance fund, while the Company will contribute an amount equivalent to twice the amount of the employees' contributions. The Company may at its discretion provide additional non-recurring corporate supplemental savings retirement insurance fund depending on the operating results of the year. Upon retirement or exceptional requirement, the staff will receive pension payment comprising their own contributions and the Company's contributions. Apart from such contributions, the Company has no other liabilities towards the staff retirement scheme.

Interest Capitalised

During the Year, interest capitalised in respect of construction-in-progress amounted to approximately Rmb251,884,000.

Other Significant Events

1. The Company and its subsidiaries have finalised a scheme for selling staff quarters to its staff in 1999. Under the scheme, the Company and its subsidiaries would provide housing benefits, which represented the difference between the net book value of the staff quarters sold and the proceeds collected from the employees, to its staff to enable them to buy staff quarters from the Company at preferential prices. The estimated housing benefits are expected to benefit the Company and its subsidiaries over 10 years which is the estimated average remaining years of service of the relevant employees. Upon completion of the sales of the staff quarters to the employees, the housing benefits incurred are recorded as deferred assets by offsetting against accruals previously made and the remaining balance will be amortized over the remaining service life of the relevant employees.



2. During the Year, the Company's American Depositary Receipts have been approved by the China Securities Regulatory Commission and the U.S. Securities and Exchange Commission to be traded in the U.S. over-the-counter market.

Code of Best Practice

To the knowledge of the Directors, the Company had complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules of the Hong Kong Stock Exchange throughout 2001.

Auditors

The Company's financial statements prepared under International Financial Reporting Standards have been audited by Arthur Andersen & Co. A resolution to re-appoint Arthur Andersen & Co as the international auditor will be proposed at the Annual General Meeting.

By Order of the Board
Zhai Ruoyu
Chairman

5th March 2002



To all shareholders:

The three members of the Supervisory Committee of Beijing Datang Power have conscientiously exercised their functions and powers to protect the interests of shareholders and the Company in adherence to the principle of faithfulness and have performed their duties with due prudence, initiative and diligence pursuant to the Company Law of the Peoples' Republic of China, the relevant laws and regulations of Hong Kong and the Articles of Association of the Company. Our principal duties are: to sit in Board meetings and to opine on major issues such as production operations, technological reforms, project development and investments; to seriously monitor the guiding principles for decision-making and the major decisions made to ensure compliance with the laws and regulations of the State and the Articles of Association and that they are in the interests of shareholders and staff; to audit regularly the financial conditions, review the financial reports submitted by intermediaries, carry out vetting of the financial report and profit distribution plan submitted to the general meeting by the Board of Directors and conscientiously supervise the process.

With the assistance of various intermediaries and professionals, the Directors, President and other senior management of the Company have actively organised the staff to carry out their duties pursuant to the Articles of Association and have obtained satisfactory results in implementing standardised operations, further enhancing production safety management and financial budget management, increasing economic efficiency and implementing positive investment plans. The consolidated net profit of the Company for 2001 amounted to Rmb1,438,060,000 according to International Accounting Standards, generating satisfactory revenue for shareholders. The Company has also achieved asset value maintenance and enhancement.

The Supervisory Committee has regularly examined accounting evidence, books of accounts and accounting reports and has reviewed part of the intermediary's report on the Company. In the opinion of the Supervisory Committee, the financial statements of the Company have been accurately and lucidly prepared with completeness in information, and the financial management and accounting functions of the Company have complied with the Accounting Law of the People's Republic of China and the accounting standards issued by the Ministry of Finance of the People's Republic of China. The Supervisory Committee has not discovered any problems in respect of the foregoing.

The Supervisory Committee has reviewed the financial report and profit distribution plan prepared by the Board of Directors of the Company for submission to the general meeting and gives full concurrence thereto.

The Supervisory Committee has reviewed the Report of the Directors to be submitted to the general meeting and believes that it truly and objectively reflects the operating results and asset status of the Company for 2001. In the course of the Company's operations, the Board of Directors, the President and other senior management of the Company have complied with their fiduciary duties and discharged their duties diligently in the exercise of their rights or performance of their obligations. No cases of power abuse or infringement of the interests of shareholders and staff have been found so far.

The Supervisory Committee is satisfied with the assurances furnished and the results and economic efficiencies achieved by the Company, and is fully confident about the Company's prospects for development. Members of the Supervisory Committee shall continue to effectively monitor the operation of the Company and contribute to its development.

On Behalf of
the Supervisory Committee

Zhang Jie
Chairman of
the Supervisory Committee

5th March 2002

The comments below are a general guide only, based on tax law and practice in force as at the date of this document that may be subject to changes or revisions. They relate only to certain limited aspects of the tax position of United Kingdom ("UK") resident shareholders of the Company and may not apply to certain classes of shareholders. This section is not intended to be and should not be construed as legal or tax advice to any particular shareholder. If you are in any doubt as to your tax position you should consult an appropriate professional advisor.

Shareholders of the Company who are resident in the UK will generally be subject to UK income tax or corporation tax on the gross amount of dividends paid by the Company, but will normally be entitled to a credit against such UK income tax or corporation tax for any PRC withholding tax charged on the dividend.

Under the current double taxation treaty between PRC and UK, shareholders of the Company who are resident in the UK will generally be entitled to a reduced rate of PRC withholding tax on dividends paid to them by the Company, on making an application to the appropriate PRC tax authority (details of which can be obtained from such shareholders' respective UK tax offices).

Furthermore, corporate shareholders of the Company who are resident in the UK and which control (directly or indirectly) at least 10% of the voting rights of the Company will be entitled to credit against UK corporation tax chargeable in respect of dividends paid to them by the Company for any underlying PRC tax payable by the Company in respect of the profits out of which dividends were paid.

If dividends payable to shareholders resident in the United Kingdom are paid through a paying or collecting agent in the United Kingdom, such agent may be required to withhold an amount in respect of United Kingdom tax at the lower rate (currently 20%). Certain United Kingdom tax exempted shareholders may be able to obtain exemption from such withholding on making an appropriate declaration to the agent in the form prescribed by the United Kingdom Inland Revenue.

Auditors' Report



ANDERSEN

Arthur Andersen & Co
21st Floor, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

TO THE SHAREHOLDERS OF
BEIJING DATANG POWER GENERATION COMPANY LIMITED
(Incorporated in the People's Republic of China with limited liability)

We have audited the accompanying balance sheet of Beijing Datang Power Generation Company Limited (the "Company") and consolidated balance sheet of the Company and its subsidiaries as at 31st December 2001, and the related consolidated statements of income, changes in equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements give a true and fair view of the Company's financial position and the financial position of the Company and its subsidiaries as at 31st December 2001, and of the results of their operations and cash flows for the year then ended in accordance with International Financial Reporting Standards, as published by the International Accounting Standards Board.

ARTHUR ANDERSEN & CO
Certified Public Accountants

Hong Kong, 5th March 2002

Balance Sheets

As at 31st December 2001
(All amounts expressed in thousands of Renminbi ("Rmb"))

	Note(s)	Company and its subsidiaries		Company	
		2001	2000	2001	2000
ASSETS					
Non-current assets					
Property, plant and equipment, net	3	16,865,861	14,469,945	10,789,234	11,116,234
Land use rights	4	243,534	249,905	243,534	249,342
Investment in subsidiaries	5	—	—	1,327,554	1,067,135
Investment in an associate	6	33,913	30,000	33,913	30,000
Available-for-sale investments	7	46,920	46,020	46,920	46,020
Goodwill	8	50,337	55,929	50,337	55,929
Deferred housing benefits	9	261,295	229,518	261,295	229,518
Deferred tax assets	21	10,630	—	—	—
		17,512,490	15,081,317	12,752,787	12,794,178
Current assets					
Inventories	10	259,014	257,700	230,202	257,559
Other receivables and current assets		177,969	133,460	154,270	117,397
Due from a shareholder	22	451,721	277,463	404,712	276,401
Investments held for trading	7	285,681	41,185	285,681	41,185
Short-term bank deposits for over three months	11	3,230,046	2,987,114	3,230,046	2,987,114
Cash and cash equivalents	12&22	1,273,122	1,207,906	1,234,571	1,142,273
		5,677,553	4,904,828	5,539,482	4,821,929
Total assets		23,190,043	19,986,145	18,292,269	17,616,107
EQUITY AND LIABILITIES					
Equity					
Share capital	13	5,162,849	5,162,849	5,162,849	5,162,849
Reserves	14	8,640,787	7,767,727	8,640,787	7,767,727
Retained earnings		48,715	—	—	—
Total equity		13,852,351	12,930,576	13,803,636	12,930,576
Minority interests		529,890	403,462	—	—
Non-current liabilities					
Long-term loans	15	6,229,064	4,627,096	2,775,000	3,100,402
Deferred tax liabilities	21	33,570	—	9,576	—
		6,262,634	4,627,096	2,784,576	3,100,402
Current liabilities					
Accounts payable and accrued liabilities	17&22	1,498,188	1,159,286	1,055,377	961,409
Short-term loans	16	241,120	190,000	—	—
Current portion of long-term loans	15	360,356	261,647	196,660	209,660
Taxes payable		445,504	414,078	452,020	414,060
		2,545,168	2,025,011	1,704,057	1,585,129
Total liabilities		8,807,802	6,652,107	4,488,633	4,685,531
Total equity and liabilities		23,190,043	19,986,145	18,292,269	17,616,107

Approved by the Board of Directors on 5th March 2002:

Yu Hongji
Director

Wang Xianzhou
Director

The accompanying notes are an integral part of these financial statements.

Consolidated Income Statement

For the year ended 31st December 2001
(All amounts expressed in thousands of Rmb, except per share data)

	Note	2001	2000
Operating revenue	22(a)	6,550,620	5,694,195
Operating costs			
Local government surcharges		(86,749)	(73,554)
Fuel	22(a)	(1,954,115)	(1,686,775)
Repair and maintenance		(220,468)	(194,281)
Depreciation		(1,071,866)	(904,356)
Wages and staff welfare		(364,163)	(285,887)
Others	22	(755,544)	(505,840)
Total operating costs		(4,452,905)	(3,650,693)
Operating profit	19	2,097,715	2,043,502
Share of profit of an associate	6	3,913	—
Interest income		144,507	171,698
Finance costs	20	(99,974)	(144,643)
Profit before taxation		2,146,161	2,070,557
Taxation	21	(714,492)	(695,257)
Profit after taxation		1,431,669	1,375,300
Minority interests		6,391	—
Net profit		1,438,060	1,375,300
Proposed dividends	24	877,684	516,285
Earnings per share, basic (Rmb)	25	0.28	0.27
Proposed dividend per share (Rmb)	25	0.17	0.10

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Equity

For the year ended 31st December 2001
(All amounts expressed in thousands of Rmb)

	Note	Share Capital	Capital reserve	Statutory surplus reserve	Statutory public welfare fund	Discretionary surplus reserve	Dividends	Restricted reserve	Retained earnings	Total
Balance as at 1st January 2000		5,162,849	3,653,421	540,081	228,675	1,970,250	309,771	—	—	11,865,047
Dividends declared	24	—	—	—	—	—	(309,771)	—	—	(309,771)
Net profit		—	—	—	—	—	—	—	1,375,300	1,375,300
Transfer between reserves	14 (c)	—	—	130,532	(130,532)	—	—	—	—	—
Profit appropriations	14	—	—	137,530	137,530	583,955	—	—	(859,015)	—
Proposed dividends	24	—	—	—	—	—	516,285	—	(516,285)	—
Balance as at 31st December 2000		5,162,849	3,653,421	808,143	235,673	2,554,205	516,285	—	—	12,930,576
Dividends declared	24	—	—	—	—	—	(516,285)	—	—	(516,285)
Net profit		—	—	—	—	—	—	—	1,438,060	1,438,060
Transfer between reserves	14 (c)	—	—	—	(114,758)	114,758	—	—	—	—
Transfer to restricted reserve	14 (e)	—	—	—	(258,881)	—	—	226,521	32,360	—
Profit appropriations	14	—	—	142,845	142,845	258,331	—	—	(544,021)	—
Proposed dividends	24	—	—	—	—	—	877,684	—	(877,684)	—
Balance as at 31st December 2001		5,162,849	3,653,421	950,988	4,879	2,927,294	877,684	226,521	48,715	13,852,351

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Cash Flows

For the year ended 31st December 2001
(All amounts expressed in thousands of Rmb)

	Note	2001	2000
Cash flows from operating activities			
Cash provided by operations	26(a)	3,121,207	3,146,615
Enterprise income tax paid		(675,237)	(564,330)
Dividends paid		(516,285)	(309,771)
Net cash provided by operating activities		1,929,685	2,272,514
Cash flows from investing activities			
Additions to short-term bank deposits for over three months		(242,932)	(432,499)
Acquisition of investments held for trading		(410,345)	(100,000)
Proceeds from disposal of investments held for trading		170,340	59,450
Acquisition of subsidiaries	26(b)&(c)	(14,314)	(51,546)
Acquisition of Unit 2 of Zhang Jia Kou Power Plant		—	(424,045)
Investment in an associate		—	(30,000)
Addition to available-for-sale investment		(900)	—
Additions to property, plant and equipment		(3,037,615)	(3,224,335)
Proceeds from disposal of property, plant and equipment		471	730
Interest received		142,235	171,402
Dividends received		5,479	6,646
Net cash used in investing activities		(3,387,781)	(4,024,197)
Cash flows from financing activities			
Capital contribution from minority shareholders into subsidiaries		122,818	162,660
Proceeds from long-term loans		2,277,369	2,048,227
Proceeds from short-term loans		1,315,560	270,000
Repayment of long-term loans		(608,412)	(492,595)
Repayment of short-term loans		(1,264,440)	(135,000)
Interest paid		(319,583)	(277,752)
Net cash provided by financing activities		1,523,312	1,575,540
Net increase (decrease) in cash and cash equivalents		65,216	(176,143)
Cash and cash equivalents, beginning of year		1,207,906	1,384,049
Cash and cash equivalents, end of year		1,273,122	1,207,906

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

31st December 2001
(All amounts expressed in Rmb unless otherwise stated)

1. ORGANISATION AND OPERATIONS

Beijing Datang Power Generation Company Limited (the "Company") was incorporated in Beijing, the People's Republic of China (the "PRC"), on 13th December 1994 as a joint stock limited company. Subsequent to the listing of its H shares on the Stock Exchange of Hong Kong Limited and the London Stock Exchange Limited on 21st March 1997, the Company was registered as a Sino-foreign joint venture on 13th May 1998. The Company and its subsidiaries currently own and operate five coal-fired power plants and one hydropower plant in Hebei Province, Beijing City and Tianjin City of the PRC.

The principal activity of the Company and its subsidiaries is power generation in the PRC. The Company and its subsidiaries conduct its business within one industry segment. As at 31st December 2001, the installed capacity of the Company and its subsidiaries is as follows:

Operating Plants	Total installed capacity	Total installed capacity attributable to the Company	Province/ Municipality located
	(MW)	(MW)	
Four original operating plants:			
Dou He Power Plant	1,550	1,550	Hebei
Gao Jing Power Plant	600	600	Beijing
Xia Hua Yuan Power Plant	400	400	Hebei
Zhang Jia Kou Power Plant	2,400	2,400	Hebei
Subsidiaries			
Datang Panshan Power Plant	600	450	Tianjin
Huaze Hydropower Power Plant	20	18	Hebei
	5,570	5,418	

1. ORGANISATION AND OPERATIONS (CONT'D)

The Company holds equity interests in the following subsidiaries and associate, all of which are limited liability companies established and operated in the PRC:

Company name	Date of establishment	Registered capital	Paid-up capital	Attributable interest	Principal activities
		'000	'000		
Subsidiaries					
Tianjin Datang Panshan Power Generation Co. Ltd. ("Datang Panshan")	6th August 1997	1,050,791	1,050,791	75%	Power generation
Inner Mongolia Datang Tuoketuo Power Generation Co. Ltd. ("Datang Tuoketuo")	17th November 1995	200,194	200,194	60%	Power generation (construction-in-progress)
Hebei Huaze Hydropower Development Company Limited ("Huaze Hydropower")	29th July 1998	59,161	59,161	90%	Hydropower generation
Shanxi Datang Shentou Power Generation Company Limited ("Datang Shentou")	8th December 1998	20,000	20,000	60%	Power generation (pre-construction)
Shanxi Datang Pingwang Heat and Power Company Limited ("Datang Pingwang")	14th July 2000	10,000	10,000	80%	Power generation (pre-construction)
Yunnan Datang Honghe Power Generation Company Limited ("Datang Honghe")	27th April 2001	10,000	10,000	70%	Power generation (pre-construction)
Gansu Datang Liancheng Power Generation Company Limited ("Datang Liancheng")	18th August 2001	10,000	10,000	55%	Power generation (pre-construction)
Hebei Datang Tangshan Thermal Power Company Limited ("Datang Tangshan") (Note 29(b))	21st February 2002	10,000	10,000	80%	Power generation (pre-construction)
Associate					
North China Electric Power Research Institute Company Limited	7th December 2000	100,000	100,000	30%	Power related technology services

1. ORGANISATION AND OPERATIONS (CONT'D)

According to the Shareholding Transfer Agreement dated 15th November 2000 and Supplemental Agreement dated 30th April 2001, the Company agreed to acquire 60% equity interest in Datang Shentou (previously named as Shanxi Shentou Huajin Electric Co. Ltd.) for a total consideration of Rmb12 million (See Note 26 (b) below). Datang Shentou is a limited liability company established in the PRC to construct and operate the second phase of Shanxi Shentou No. 2 Power Plant Project with estimated total investment of approximately Rmb5.1 billion. Datang Shentou has become a subsidiary of the Company since 30th April 2001.

On 9th May 2001, the Company entered into an Equity Interest Transfer Agreement to acquire 80% equity interest in Datang Pingwang for a total consideration of Rmb8 million (See Note 26(c) below). Datang Pingwang is a limited liability company established in the PRC to construct and operate the technological renovation project of replacing small units with larger units at Datong First Power Plant with estimated total investment of approximately Rmb1.7 billion. Datang Pingwang Heat and Power has become a subsidiary of the Company since 9th May 2001.

The effect of the acquisition of Datang Shentou and Datang Pingwang on the consolidated financial statements of the Company and its subsidiaries is not material (see Note 26(b) and (c) below).

According to the Investment Agreement dated 7th January 2001 and the Supplemental Investment Agreement dated 9th May 2001, the Company has invested in 70% equity interest in Datang Honghe (previously named as Yunnan Kaiyuan Power Generation Company Limited). Datang Honghe is a limited liability company established in the PRC to construct and operate Yunnan Honghe Power Plant with estimated total investment of approximately Rmb2.7 billion.

On 28th May 2001, the Company entered into an Investment Agreement pursuant to which the Company agreed to invest in 55% equity interest in Datang Liancheng. Datang Liancheng is a limited liability company established in the PRC to construct and operate Phase II Expansion Project of Gansu Liancheng Power Plant with estimated total investment of approximately Rmb2.4 billion.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in preparing the financial statements of the Company and its subsidiaries are as follows:

(a) Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IAS"), as published by the International Accounting Standards Board, effective as at 31st December 2001.

The accompanying consolidated financial statements are prepared under the historical cost convention, except that investments held for trading are stated at their fair value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(a) Basis of presentation (Cont'd)

The principal accounting policies adopted for the preparation of the consolidated financial statements as at and for the year ended 31st December 2001 are consistent with those adopted for the preparation of the financial statements as at and for the year ended 31st December 2000, except that financial instruments are recognised and measured in accordance with IAS 39, which has been effective since 1st January 2001.

(b) Principles of consolidation

The consolidated financial statements include those of the companies that the Company controls. This control is normally evidenced when the Company owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of that company so as to benefit from its activities. The equity and net income attributable to minority shareholders' interests are shown separately in the balance sheet and income statement, respectively.

The purchase method of accounting is used for acquired businesses. Companies acquired during the year are included in the consolidated financial statements from the date of acquisition.

Investments in associated companies (generally investments of between 20% to 50% in a company's equity) where significant influence is exercised by the Company are accounted for using the equity method.

In the Company's financial statements, investments in subsidiaries and an associate are accounted for using the equity method.

An assessment of investments in subsidiaries and an associate is performed when there is an indication that the asset has been impaired or the impairment losses recognised in prior years no longer exist.

Intercompany balances and transactions, including intercompany profits and unrealised profits and losses are eliminated on consolidation. Unrealised gains arising from transactions with associate are eliminated to the extent of the group's interest in the associate, against the investment in the associate. Unrealised losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

(c) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment loss. When assets are sold or retired, their costs and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposals is included in the income statement. The initial cost of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. The cost of additions to, and replacements or betterment of, units of property, plant and equipment is capitalised. The cost of overhauls, routine maintenance, repairs and replacements of minor items of property, plant and equipment is charged to repair and maintenance expenses.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(c) Property, plant and equipment (Cont'd)

Depreciation of property, plant and equipment are provided using the straight-line method over the estimated useful lives of various classes of depreciable assets, after taking into consideration a residual value of up to 3% of the cost. The following table shows the estimated useful lives of property, plant and equipment used by the Company and its subsidiaries:

Buildings	20 to 30 years
Electric utility plants in service	12 to 40 years
Transportation facilities, computers and others	4 to 10 years

The useful life and depreciation method are reviewed periodically to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Construction-in-progress represents buildings, transportation facilities and electric utility plants under construction and is stated at cost. This includes costs of construction, plant and machinery, and other direct costs. Construction-in-progress is not depreciated until such time as the relevant assets are completed and ready for operational use.

(d) Land use rights

Costs of land use rights are recognised as an expense on a straight-line basis over the duration of land use rights of 30 to 50 years.

(e) Investments

The Company adopted IAS 39, Financial Instruments: Recognition and Measurement on 1st January 2001. Accordingly, investments are classified into the following categories: held-to-maturity, trading and available-for-sale. Investments with fixed or determinable payments and fixed maturity that the company has the positive intent and ability to hold to maturity other than loans and receivables originated by the Company are classified as held-to-maturity investments. Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables originated by the company, are classified as available-for-sale.

Investments held for trading are included in current assets. Available-for-sale investments are classified as current assets if management intends to realise them within 12 months of the balance sheet date.

All the purchase and sales of investments are recognised on the trade date.

Investments are initially measured at cost, which is the fair value of the consideration given for them, including transaction costs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(e) Investments (Cont'd)

Available-for-sale and trading investments are subsequently carried at fair value without any deduction for transaction costs by reference to their quoted market price at the balance sheet date. Equity securities classified as available-for-sale and trading investments without quoted market price in an active market and whose fair value cannot be reliably measured are stated at cost less accumulated impairment loss. Gains or losses on measurement to fair value of available-for-sale investments are recognised directly in the fair value reserve in shareholders' equity until the investment is sold or otherwise disposed of, or until it is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period.

Changes in fair value of trading investments are included in financial expense or income.

(f) Goodwill

The excess of the cost of an acquisition over the Company's interest in the fair value of the net identifiable assets and liabilities acquired as at the date of the exchange transaction is recorded as goodwill and recognised as an asset in the balance sheet. The identifiable assets and liabilities recognised upon acquisition are measured at their fair value as at that date.

When, subsequent to acquisition, additional evidence becomes available to assist with the estimation of the amounts assigned to identifiable assets and liabilities, those amounts and the amount assigned to goodwill (or negative goodwill) are adjusted to the extent that such adjustments are made by the end of the first annual accounting period commencing after acquisition and do not increase the carrying amount of goodwill above its recoverable amount. Otherwise, such adjustments to the identifiable assets and liabilities are recognized as income or expense.

Goodwill is carried at cost less accumulated amortisation and accumulated impairment loss. Goodwill is amortised on a straight-line basis over its estimated useful life of 10 years which is determined at the time of the acquisition based upon the particular circumstances. The unamortised balances are reviewed at each balance sheet date to assess the probability of continuing future benefits. If there is an indication that goodwill may be impaired, the recoverable amount is determined for the cash-generating unit to which the goodwill belongs. If the carrying amount is more than the recoverable amount, an impairment loss is recognised.

Amortisation of goodwill is included in other operating costs.

(g) Inventories

Inventories comprise fuel, spare parts and consumable supplies and are stated at the lower of cost and net realisable value, after provision for obsolete items. Cost, calculated on the weighted-average basis, comprises direct material cost and transportation expenses incurred in bringing the inventories to the working locations. The costs of inventories are capitalised to property, plant and equipment when used for replacements or betterment of electric utility plant or charged to the income statement when used for daily operations. Unrealisable inventory has been fully written off.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(h) Receivables

Receivables are stated at the fair value of the consideration given and are carried at amortised cost, after provision for impairment.

(i) Short-term bank deposits for over three months

Short-term bank deposits for over three months represent fixed-term deposits denominated in Rmb, United States dollars and Hong Kong dollars with original maturities ranging from over three months to one year.

(j) Cash and cash equivalents

Cash represents cash in hand and demand deposits placed with banks or other financial institutions.

Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

(k) Financial Instruments

Liabilities and equity

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement on initial recognition.

Interest, dividends, gains, and losses relating to a financial instrument classified as a liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. When the rights and obligations regarding the manner of settlement of financial instruments depend on the occurrence or non-occurrence of uncertain future events or on the outcome of uncertain circumstances that are beyond the control of both the issuer and the holder, the financial instrument is classified as a liability unless the possibility of the issuer being required to settle in cash or another financial asset is remote at the time of issuance, in which case the instrument is classified as equity.

Derivative financial instruments

On inception, the Company identifies certain derivatives as either a) a hedge of the fair value of an asset or a liability (fair value hedge), b) a hedge of the exposure to variability in cash flows attributable to an asset or liability or a forecasted transaction or c) a hedge of a net investment in a foreign entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(k) Financial instruments (Cont'd)

Derivative financial instruments (Cont'd)

The Company's criteria for classifying a derivative instrument as a hedge include: i) the hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, ii) the effectiveness of the hedge can be reliably measured, iii) there is adequate documentation of the hedging relationships at the inception of the hedge, and iv) for cash flow hedges, the forecasted transaction that is subject of the hedges must be highly probable.

Derivatives financial instrument that are not designated as hedging instruments are classified as held-for-trading and carried at fair value, with changes in fair value included in the income statement.

An embedded derivative is separated from the host contract and accounted for as a derivative if i) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract; ii) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and iii) the hybrid (combined) instrument is not measured at fair value with changes in fair value reported in net profit or loss.

(l) Provisions

A provision is recognised when, and only when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation. When discounting is used, the increase in provision reflecting the passage of time is recognised as interest expense.

Gains from the expected disposal of assets are not taken into account in measuring the provision. Property, plant and equipment that is retired from the active use is carried at the lower of the carrying amount or estimated net selling price less costs of disposal.

(m) Minority interests

Minority interests include their proportion of the fair value of identifiable assets and liabilities recognised upon the acquisition of a subsidiary.

The losses applicable to the minority in a consolidated subsidiary may exceed the minority interest in the equity of the subsidiary. The excess, and any further losses applicable to the minority, are charged against the majority interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. If the subsidiary subsequently reports profits, the majority interest is allocated all such profits until the minority's share of losses previously absorbed by the majority has been recovered.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(n) Revenue and income recognition

Revenue and income are recognised when it is probable that the economic benefits associated with a transaction will flow to the Company and the revenue and the costs incurred or to be incurred in respect of the transaction can be measured reliably and on the following bases:

(i) *Operating revenue*

Operating revenue represents amount of tariffs billed for electricity generated and transmitted to North China Power Group Company ("NCPGC"), the substantial shareholder. Operating revenue is billed and recognised upon transmission of electricity to the power grid controlled and owned by NCPGC.

(ii) *Interest income*

Interest income from deposits placed with banks and other financial institutions is recognised on a time proportion basis that takes into account the effective yield on the assets.

(iii) *Dividends income*

Dividends income is recognised when the right to receive payment is established.

(o) Fuel cost

The cost of fuel is charged to fuel cost based on actual consumption.

(p) Taxation

Enterprise income tax

Enterprise income tax is provided on the basis of the statutory profit for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes. The applicable PRC enterprise income tax rate for the Company and its subsidiaries is 33%.

Deferred taxes are provided under the balance sheet liability method in respect of significant temporary differences between the tax base of an asset or liability and its carrying amount in the balance sheet. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. Deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilised.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the enterprise expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Notes to the Financial Statements (Cont'd)

31st December 2001
(All amounts expressed in Rmb unless otherwise stated)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(p) Taxation (Cont'd)

Enterprise income tax (Cont'd)

Deferred tax assets and liabilities are recognised regardless of when the timing difference is likely to reverse. Deferred tax assets and liabilities are not discounted and are classified as non-current assets (liabilities) in the balance sheet.

Deferred tax assets are recognised when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilised. At each balance sheet date, the Company re-assesses unrecognised deferred tax assets and the carrying amount of deferred tax assets. The enterprise recognises a previously unrecognised deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The company conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilised.

Value-added tax ("VAT")

Under the "Provisional Regulations of the People's Republic of China on Value-added Tax", the Company and its subsidiaries are subject to output VAT levied at the rate of 17% of their operating revenue. The input VAT paid on purchases of coal, water, materials and other direct inputs can be used to offset the output VAT levied on operating revenue to determine the net VAT payable.

(q) Related companies

Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

(r) Operating leases

Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are accounted for as operating leases. Lease payments under an operating leases are charged to the income statement on a straight-line basis over the period of the relevant leases.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(s) Foreign currency translation

The Company and its subsidiaries maintain their books and records in Rmb. Transactions in other currencies are translated into Rmb at exchange rates quoted by the People's Bank of China (the "PBOC") prevailing at the dates of the transactions. Monetary assets and liabilities denominated in other currencies at the balance sheet date are re-translated into Rmb at exchange rates quoted by the PBOC prevailing at the balance sheet date. Non-monetary assets and liabilities in other currencies are translated at historical rates. Exchange differences arising on the settlement of monetary items at rates different from those at which they were initially recorded during the periods are recognised in the income statement in the period in which they arise.

(t) Retirement and staff housing benefits

Costs of retirement benefits are charged to income statement as incurred.

The Company and its subsidiaries also provide housing benefits to its employees. The cost of the housing benefits are amortised on a straight basis over the estimated average service life of relevant employees and included in other operating costs.

(u) Government Grants

Government grants are not recognised until there is reasonable assurance that the Company will comply with the conditions attached to them and that the grants will be received. Government grants are deferred and amortised into income over the period necessary to match them with the related costs that they are intended to compensate on a systematic basis. Grants contributed towards the acquisition of property, plant and equipment are accounted for as deferred income in the financial statements and to be recognised as income over the useful life of the asset. Income relating to government grants is recognised as a deduction from the appropriate expense.

(v) Borrowings

Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arranging borrowings and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalised if they are directly attributable to the acquisition, construction or production of a qualifying assets. Capitalisation of borrowing costs commences when the activities to prepare the asset are in progress and the expenditures and borrowing costs are being incurred. Borrowing costs are capitalised until the assets are substantially ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(v) Borrowings (Cont'd)

Borrowings are initially recognised at the proceeds received, net of transaction costs. They are subsequently carried at amortised costs using the effective interest rate method.

(w) Impairment of assets

Financial instruments

Financial instruments are reviewed for impairment at each balance sheet date.

For financial assets carried at amortised cost, whenever it is probable that the company will not collect all amounts due according to the contractual terms of loans and receivables, an impairment or bad debt loss is recognised in the income statement.

Reversal of impairment losses previously recognised is recorded when the decrease in impairment loss can be objectively related to an event occurring after the write-down. Such reversal is recorded in income. However, the increased carrying amount is only recognised to the extent it does not exceed what amortised cost would have been had the impairment not been recognised.

For available-for-sale financial assets, the cumulative gain or loss previously recognised in equity is included in net profit or loss for the period when there is objective evidence that the asset is impaired. The recoverable amount of a debt instrument remeasured to fair value is the present value of expected future cash flows discounted at the current market interest rates for a similar financial asset. A reversal of an impairment loss is recorded when the decrease in the impairment loss can be objectively related to an event occurring after the write down. Such reversal is recorded in income.

Other assets

Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognised in income statement for items of property, plant and equipment, land use rights, goodwill and deferred housing benefits carried at cost. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of disposal while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit to which the assets belongs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(w) Impairment of assets (Cont'd)

Other assets (Cont'd)

Reversal of impairment losses recognised in prior years is recorded when there is an indication that the impairment losses recognised for the asset no longer exist or has decreased. The reversal is recorded in income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognised to the extent it does not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for that asset in prior years.

As an exception, an impairment loss recognised for goodwill is not reversed in a subsequent period unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur and subsequent external events have occurred that reverse the effect of that event.

(x) Contingencies

Contingent liabilities are not recognised in the financial statements. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognised in the financial statements but disclosed when an inflow of economic benefits is probable.

(y) Subsequent events

Post-year-end events that provide additional information about a company's position at the balance sheet date or those that indicate the going concern assumption is not appropriate (i.e. adjusting events) are reflected in the financial statements. Post-year-end events that are not adjusting events are disclosed in the notes when material.

31st December 2001
(All amounts expressed in Rmb unless otherwise stated)

5. PROPERTY, PLANT AND EQUIPMENT, NET

	Company and its subsidiaries					
	2001					2000
	Buildings	Electric utility plants in service	Transportation facilities, computers and others	Construction-in-Progress	Total	Total
	'000	'000	'000	'000	'000	'000 (Note 4)
Cost						
Beginning of year	836,325	13,121,296	331,500	3,887,299	18,176,420	14,313,071
Addition	18,136	1,577	25,179	3,574,168	3,619,060	3,420,235
Acquisitions (Note 1)	170	—	1,415	15,340	16,925	966,121
Disposals	(116,845)	(74,747)	(7,896)	—	(199,488)	(523,007)
Transfer in/(out)	742,965	2,884,199	91,336	(3,718,500)	—	—
End of year	1,480,751	15,932,325	441,534	3,758,307	21,612,917	18,176,420
Accumulated Depreciation						
Beginning of year	128,153	3,439,451	138,871	—	3,706,475	2,868,235
Charge for the year	9,337	1,034,041	37,992	—	1,081,370	904,356
Written back on disposals	(516)	(35,860)	(4,413)	—	(40,789)	(66,116)
End of year	136,974	4,437,632	172,450	—	4,747,056	3,706,475
Net book value						
End of year	1,343,777	11,494,693	269,084	3,758,307	16,865,861	14,469,945
Beginning of year	708,172	9,681,845	192,629	3,887,299	14,469,945	11,444,836

3. PROPERTY, PLANT AND EQUIPMENT, NET (CONT'D)

	Company					
	2001					2000
	Buildings	Electric utility plants in service	Transportation facilities, computers and others	Construction-in-Progress	Total	Total
	'000	'000	'000	'000	'000	'000 (Note 4)
Cost						
Beginning of year	803,565	13,116,670	319,429	583,045	14,822,709	13,063,902
Addition	5,073	397	16,011	880,437	901,918	1,414,064
Acquisitions	—	—	—	—	—	867,447
Disposals	(116,845)	(74,747)	(7,896)	—	(199,488)	(522,704)
Transfer in/(out)	181,847	1,186,249	21,066	(1,389,162)		—
End of year	873,640	14,228,569	348,610	74,320	15,525,139	14,822,709
Accumulated Depreciation						
Beginning of year	128,153	3,439,451	138,871	—	3,706,475	2,868,235
Charge for the year	6,649	1,031,389	32,181	—	1,070,219	904,356
Disposals	(516)	(35,860)	(4,413)	—	(40,789)	(66,116)
End of year	134,286	4,434,980	166,639	—	4,735,905	3,706,475
Net book value						
End of year	739,354	9,793,589	181,971	74,320	10,789,234	11,116,234
Beginning of year	675,412	9,677,219	180,558	583,045	11,116,234	10,195,667

Certain items of property, plant and equipment of the Company and its subsidiaries with gross carrying amounts of approximately Rmb26,158,000 (2000 — Rmb10,562,000) were fully depreciated as at 31st December 2001, but these items are still in active use.

There was no write down of any property, plant and equipment during the year.

4. LAND USE RIGHTS

Land in the PRC is owned by the State and no individual land ownership right exists. In prior years, land use rights were recorded as property, plant and equipment in the balance sheet. Following the introduction of IAS 40, Investment Property, it is concluded that all interests in property held under operating lease should be dealt with in accordance with IAS 17, Leases. As a result, land use rights were excluded from the classification of property, plant and equipment. Cost of land use rights are recognised as an expense on a straight line basis over the lease term and included in other operating costs. Comparative figures have been reclassified to conform to current year presentation.

5. INVESTMENT IN SUBSIDIARIES

	Company	
	2001	2000
	'000	'000
Unlisted shares, at cost	1,002,084	864,775
Amounts due from subsidiaries	325,470	202,360
	1,327,554	1,067,135

Balances with subsidiaries were unsecured, non-interest bearing and had no fixed repayment date. The Company's directors are of the opinion that the recoverable value of the subsidiaries was not less than the Company's carrying value of the subsidiaries as at year end.

6. INVESTMENT IN AN ASSOCIATE

Investment in an associate represents a 30% equity investment (unlisted) in North China Electric Power Research Institute Company Limited, and is accounted for under equity method. The Company's proportionate share of the operating results of the associate for the year ended 31st December 2001 was approximately Rmb4 million.

7. INVESTMENTS

Available-for-sale investments

Available-for-sale investments represent a 16% equity investment (unlisted) in NCPG Finance Company Ltd. and 1.8% equity investment (unlisted) in Zhongneng United Utility Fuel Limited Company ("ZUUFLC") and are stated at cost. NCPG Finance Company Ltd. is a non-bank financial institution providing financing services to entities controlled by NCPGC. ZUUFLC is a limited liability company providing fuel information consulting and other related services to its shareholders.

These investments do not have a quoted market price in an active market. In addition, the principal activities of these investees are to provide services exclusively to their shareholders and their affiliates. There are no appropriate methods to reliably measure their fair values. Accordingly, these investments are stated at cost and subject to review for impairment loss.

7. INVESTMENTS (CONT'D)

Investments held for trading

Government bonds that were acquired for the purpose of generating a profit from short-term fluctuation in price are classified as investments held for trading and are stated at fair value. The fair value is determined based on quoted market prices at the balance sheet date. The gains or losses arising from changes in the fair value subsequent to initial recognition are included in financial income for the period. For the year ended 31st December 2001, the changes in fair value of government bonds are not material.

8. GOODWILL

Goodwill arose from the acquisition of ZJK Unit 2. It is accounted for by using the purchase method of accounting.

	2001	2000
	'000	'000
Cost		
Beginning of year	57,363	—
Addition	—	57,363
End of year	57,363	57,363
Accumulated amortisation		
Beginning of year	(1,434)	—
Charge for the year	(5,592)	(1,434)
End of year	(7,026)	(1,434)
Net book value		
End of year	50,337	55,929
Beginning of year	55,929	—

31st December 2001
(All amounts expressed in Rmb unless otherwise stated)

9. DEFERRED HOUSING BENEFITS

The Company and its subsidiaries provide housing benefits, which represented the difference between the net book value of the staff quarters sold and the proceeds collected from the employees, to its staff for them to buy staff quarters from the Company and its subsidiaries at preferential prices calculated based on their length of service and position pursuant to the prevailing local regulations. The estimated housing benefits are expected to benefit the Company and its subsidiaries over ten years which is the estimated remaining average service life of the relevant employees. Upon completion of the sales of staff quarters to the employees, the housing benefits incurred is recorded as a deferred asset to be amortised over the remaining average service life of the relevant employees.

	2001	2000
	'000	'000
Cost		
Beginning of year	272,018	—
Addition	70,819	272,018
End of year	342,837	272,018
Accumulated amortisation		
Beginning of year	(42,500)	—
Charge for the year	(39,042)	(42,500)
End of year	(81,542)	(42,500)
Net book value		
End of year	261,295	229,518
Beginning of year	229,518	—

10. INVENTORIES

	Company and its subsidiaries		Company	
	2001	2000	2001	2000
	'000	'000	'000	'000
Fuel	90,705	85,804	62,678	85,804
Spare parts and consumable supplies	168,309	171,896	167,524	171,755
	259,014	257,700	230,202	257,559

11. SHORT-TERM BANK DEPOSITS FOR OVER THREE MONTHS

Short-term bank deposits for over three months consist of fixed-term deposits denominated in Rmb, Hong Kong dollar or United States dollar with original maturities ranging from more than three months to one year.

12. CASH AND CASH EQUIVALENTS

	Company and its subsidiaries		Company	
	2001	2000	2001	2000
	'000	'000	'000	'000
Cash at bank and in hand	673,122	227,906	634,571	162,273
Short-term bank deposits	600,000	980,000	600,000	980,000
	1,273,122	1,207,906	1,234,571	1,142,273

13. SHARE CAPITAL

As at 31st December 2001 and 2000, the authorised share capital of the Company was Rmb5,162,849,000, divided into 5,162,849,000 shares of Rmb1 each. In addition, the issued and fully paid share capital of the Company as at 31st December 2001 and 2000 was as follows:

	Number of shares	Nominal value	Share interest percentage
	'000	Rmb'000	%
Domestic shares	3,732,180	3,732,180	72.29
Overseas public shares ("H shares")	1,430,669	1,430,669	27.71
	5,162,849	5,162,849	100.00

14. RESERVES

(a) Capital reserve

Capital reserve mainly represents the difference between the nominal amount of the domestic shares issued and the value of the net assets injected during the Company's reorganisation as at 31st December 1994, and proceeds from the issuance of H shares in excess of their par value, net of expenses relating to the issuance of the shares in 1997.

31st December 2001
(All amounts expressed in Rmb unless otherwise stated)

14. RESERVES (CONT'D)

(b) Statutory surplus reserve

In accordance with the relevant laws and regulations of the PRC and the Company's articles of association, the Company is required to appropriate 10% of its net profit, after offsetting any prior years' losses, to the statutory surplus reserve. When the balance of such reserve reaches 50% of the Company's share capital, any further appropriation is optional.

The statutory surplus reserve can be used to offset prior year's losses, if any, and may be converted into share capital by issuing new shares to shareholders in proportion to their existing shareholding or by increasing the par value of the shares currently held by them, provided that the remaining balance of the reserve after such issue is not less than 25% of share capital.

(c) Statutory public welfare fund

In accordance with the Company's articles of association, 10% of its net profit is to be appropriated to a statutory public welfare fund. The statutory public welfare fund can only be utilised on capital items for the collective benefits of the Company's employees such as construction of dormitories, canteen and other staff welfare facilities. Title of these capital items will remain with the Company. This fund is non-distributable other than in liquidation.

Pursuant to document Cai Kuai Zi [1995] 14 issued by the Ministry of Finance of the PRC ("MOF"), when the Company purchases staff quarters, a transfer of the amount used to purchase such quarters should be made from the statutory public welfare fund to the statutory surplus reserve. For the year ended 31st December 2000, approximately Rmb130,532,000 were transferred from statutory public welfare fund to the statutory surplus reserve. In accordance with document Cai Kuai [2001] 5 (see note 14 (e) below), the document was abolished in 2001. Pursuant to the PRC Accounting Regulations for Business Enterprises, effective in 2001, statutory public welfare fund is transferred out to discretionary surplus reserve upon utilisation for collective benefits of the employees.

(d) Discretionary surplus reserve

In accordance with the Company's articles of association, the appropriation of profit to the discretionary surplus reserve and its utilisation are made in accordance with the recommendation of the Board of Directors and is subject to shareholders' approval at their general meeting. For the year ended 31st December 2001, appropriation of profit of approximately Rmb258,331,000 (2000 — Rmb583,955,000) to the discretionary surplus reserve was made in accordance with the recommendation of the Board of Directors and is subject to shareholders' approval at the next general meeting.

14. RESERVES (CONT'D)

(e) Restricted reserve

Pursuant to documents Cai Qi [2000] 295, Cai Qi [2000] 878 and Cai Kuai [2001] 5 issued by MOF, deferred housing benefits for staff quarters sold that were approved by the government before the effective date of Cai Qi [2000] 295, i.e. 6th September 2000, should be directly deducted from shareholders' equity starting from 2001. Accordingly, approximately Rmb258,881,000 which represented the remaining deferred housing benefits balance in relation to staff quarters sold approved by the government before 6th September 2000 has been directly deducted from the statutory public welfare fund under PRC GAAP. For IAS reporting purpose, the deferred housing benefits are amortised over the estimated average service life of the relevant employees (see Note 9 above). To reflect the reduction of the statutory public welfare fund, an amount equivalent to the corresponding deferred housing benefits balance was transferred from statutory public welfare fund to a restricted reserve specifically set up for this purpose. Upon amortisation of the deferred housing benefits, an amount equivalent to the amortisation for the period is transferred from the restricted reserve to retained earnings. For the year ended 31st December 2001, approximately Rmb32,360,000 had been transferred out from the restricted reserve.

(f) Basis for profit appropriations

In accordance with a document Cai Kuai Zi [1995] 31 issued by MOF, appropriations to statutory reserves are to be determined based on the financial statements prepared in accordance with the PRC accounting standards and regulations (PRC GAAP).

In addition, in accordance with the articles of association, the Company declares dividends based on the lower of retained earnings as reported in accordance with PRC GAAP and those reported in accordance with IAS after deduction of the current year's appropriations to the reserves. As at 31st December 2001, the amount of retained earnings as determined under IAS was less than that determined under PRC GAAP by approximately Rmb39 million.

(g) The profit attributable to shareholders for the year ended 31st December 2001 includes a profit of approximately Rmb1,389,345,000 (2000 — Rmb1,375,300,000) which has been dealt with in the accounts of the Company.

Notes to the Financial Statements (Cont'd)

31st December 2001
(All amounts expressed in Rmb unless otherwise stated)

15. LONG-TERM LOANS

As at 31st December 2001, long-term loans include long-term bank loans, long-term loan payable to NCPGC and other long-term loans as follows:

	Company and its subsidiaries		Company	
	2001	2000	2001	2000
	'000	'000	'000	'000
Long-term bank loans (a)	5,993,310	4,554,824	2,966,000	3,298,742
Long-term loan payable to NCPGC (b)	5,660	11,320	5,660	11,320
Other long-term loans (c)	590,450	322,599	—	—
	6,589,420	4,888,743	2,971,660	3,310,062
Less: Amounts due within one year included under current liabilities	(360,356)	(261,647)	(196,660)	(209,660)
	6,229,064	4,627,096	2,775,000	3,100,402

(a) Long-term bank loans

As at 31st December 2001, all long-term bank loans were denominated in Rmb, unsecured and bore interest at a rate of 6.21% (2000 — 6.21% to 6.57%) per annum. Approximately Rmb2,656 million (2000 — Rmb2,650 million) and Rmb877 million (2000 — Rmb387 million) of the loans were guaranteed respectively by NCPGC and minority shareholders of the subsidiaries according to their shareholding percentage in the subsidiaries.

The long-term bank loans, as summarised below, were drawn to finance the construction of electric utility plants:

	Company and its subsidiaries		Company	
	2001	2000	2001	2000
	'000	'000	'000	'000
Amounts repayable				
Within one year	311,000	204,000	191,000	204,000
Between one to two years	482,000	341,000	242,000	221,000
Between two to five years	2,402,501	1,674,082	747,000	729,000
Over five years	2,797,809	2,335,742	1,786,000	2,144,742
	5,993,310	4,554,824	2,966,000	3,298,742

15. LONG-TERM LOANS (CONT'D)

(b) Long-term loan payable to NCPGC

As at 31st December 2001, long-term loan payable to NCPGC, as summarised below, was denominated in Rmb, unsecured and non-interest bearing, was drawn to finance the construction of electric utility plants:

	Company and its subsidiaries		Company	
	2001	2000	2001	2000
	'000	'000	'000	'000
Amounts repayable				
Within one year	5,660	5,660	5,660	5,660
Between one to two years	—	5,660	—	5,660
	5,660	11,320	5,660	11,320

(c) Other long-term loans

Other long-term loans were borrowed by MOF from International Bank for Reconstruction and Development ("World Bank") and on-lent to the Company's subsidiary for the construction of Datang Tuoketuo Power Plant ("Tuoketuo Power") and were as follows:

	Company and its subsidiaries	
	2001	2000
	'000	'000
Amounts repayable		
Within one year	43,696	51,987
One to two year	152,746	—
Between two to five years	394,008	270,612
	590,450	322,599

All these loans are denominated in United States dollar and unsecured. Except that approximately Rmb10 million of these loans bore interest at a rate of 3%, other long-term loans bore interest at the rate of LIBOR Base Rate plus LIBOR Total Spread as defined in the loan agreement between MOF and World Bank, which was approximated 4.01% to 7.08% (2000 — 6.39% to 7.08%) per annum during the year ended 31st December 2001. In accordance with a guarantee agreement between NCPGC and MOF, NCPGC agreed to guarantee 60% of the loan balances. As at 31st December 2001, approximately Rmb348 million (2000 — Rmb194 million) of the loans were guaranteed by NCPGC, which were also counter-guaranteed by the Company.

31st December 2001
(All amounts expressed in Rmb unless otherwise stated)

16. SHORT-TERM LOANS

Short-term loans, as summarised below, were drawn by the Company's subsidiaries for the construction of Tuoketuo Power and Huaze Hydropower Project:

	2001	2000
	'000	'000
Short-term bank loans	188,000	—
Short-term loan payable to NCPG Finance Company Ltd.	53,120	190,000
	241,120	190,000

As at 31st December 2001, all short-term loans were denominated in Rmb, unsecured and bore interest at a rate of 5.85% (2000 — 5.58%) per annum. Short-term loan payable to NCPG Finance Co., Ltd. of approximately Rmb53,120,000 (2000 — Rmb48,000,000) was guaranteed by Inner Mongolia Mengdian Huaneng Power Generation Company Limited ("IMPC") (2000 — IMPC and Beijing International Power Development and Investment Company).

17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities comprised:

	Company and its subsidiaries		Company	
	2001	2000	2001	2000
	'000	'000	'000	'000
Construction costs and deposits payable to contractors	835,982	489,404	429,378	301,600
Fuel and material costs payables	283,145	318,675	280,703	318,630
Salary and welfare payable	127,236	147,163	126,699	147,013
Government grants	94,588	74,589	94,588	74,589
Others	157,237	129,455	124,009	119,577
	1,498,188	1,159,286	1,055,377	961,409

The Company received government grants from local environmental protection authorities for undertaking approved environmental protection projects. As at 31st December 2001, all the government grants received have not been utilised.

As at 31st December 2001, except that certain quality guarantee deposits for construction were aged between one to two years, substantially all accounts payable were aged within one year.

18. RETIREMENT AND STAFF HOUSING BENEFITS

Retirement benefits

The Company and its subsidiaries are required to make specific contributions to the state-sponsored retirement plan at a rate of 19% (2000 — 18%) of the total salaries of the PRC employees. The PRC government is responsible for the pension liability to the retired employees. The employees of the Company and its subsidiaries are entitled to a monthly pension at their retirement dates.

In addition, the Company and its subsidiaries have implemented a supplementary defined contribution retirement scheme. Under this scheme, the employees of the Company and its subsidiaries have to make a specified contribution based on the number of working years of the employees and the Company and its subsidiaries are required to make a contribution equal to twice the staff's contributions. Moreover, the Company and its subsidiaries may, at their discretion, provide additional contributions to the retirement fund depending on the operating results of the year. The employees will receive the total contributions upon retirement or under specific circumstances.

The total retirement plan contributions paid by the Company and its subsidiaries during the year ended 31st December 2001 pursuant to these arrangements amounted to approximately Rmb148,484,000 (2000 — Rmb109,913,000).

Housing scheme

In accordance with the PRC housing reform regulations, the Company and its subsidiaries are required to make contributions to the state-sponsored housing fund at 8%–10% of the specified salary amount of the PRC employees. At the same time, the employees are required to make a contribution equal to the Company and its subsidiaries' contributions out of their payroll. The employees are entitled to claim the entire sum of the fund under certain specified withdrawal circumstances. The Company and its subsidiaries have no further obligation for housing benefits beyond the above contributions made. For the year ended 31st December 2001, the Company contributed approximately Rmb11,843,000 (2000 — Rmb12,141,000) to the fund.

In addition, the Company and its subsidiaries provide housing benefits, which represented the difference between the net book value of the staff quarters sold and the proceeds collected from the employees, to their staff for them to buy staff quarters from the Company and its subsidiaries (see Note 9 above).

31st December 2001
(All amounts expressed in Rmb unless otherwise stated)

19. OPERATING PROFIT

Operating profit was determined after charging (crediting) the following:

	2001	2000
	'000	'000
Loss on disposals of property, plant and equipment	41,899	58,699
Amortisation of goodwill	5,592	1,434
Personnel expenses		
— Wages	204,611	136,064
— Retirement benefits	113,187	108,345
— Staff housing benefits	51,775	54,641
— Other staff costs	94,225	74,137
Auditors' remuneration	5,300	5,000
Cost of inventories		
— Fuel	1,954,115	1,686,775
— Spare parts and consumable supplies	46,233	38,912
Operating lease		
— Buildings	15,340	15,103
— Land use rights	6,371	5,433
Dividend income	(5,479)	(6,646)

20. FINANCE COSTS

	2001	2000
	'000	'000
Interest expenses on:		
Short-term bank loans	17,523	13,683
Short-term loans payable to NCPG Finance Company Ltd.	12,806	1,096
Long-term bank loans		
— wholly repayable within five years	12,731	17,085
— repayable beyond five years	276,217	189,531
Long-term loans payable to shareholders		
— wholly repayable within five years	—	4,460
Other long-term loans		
— wholly repayable within five years	32,027	51,987
	351,304	277,842
Less: amount capitalised in property, plant and equipment	(251,884)	(138,145)
Total interest expenses	99,420	139,697
Exchange loss, net	554	4,946
	99,974	144,643

For the year ended 31st December 2001, The interest rates on the loans for which interest has been capitalised varied from 3% to 7.08% (2000 — 1% to 8.01%) per annum.

21. TAXATION

	2001	2000
	'000	'000
PRC enterprise income tax		
— Current tax	691,552	695,257
— Deferred tax	22,940	—
	714,492	695,257

31st December 2001
(All amounts expressed in Rmb unless otherwise stated)

21. TAXATION (CONT'D)

Components of deferred tax assets and liabilities are as follows:

	Company and its subsidiaries	Company
	2001	2001
	'000	'000
Deferred tax assets		
Preliminary expenses	10,630	—
	10,630	—
Deferred tax liabilities		
Deferred housing benefits	9,576	9,576
Capitalisation of borrowing costs	23,994	—
	33,570	9,576

As at 31st December 2001, there were no significant unprovided deferred taxes.

22. RELATED PARTY TRANSACTIONS

(a) The following is a summary of the major related party transactions undertaken by the Company and its subsidiaries during the year:

	Note	2001	2000
		'000	'000
Tariff revenue from NCPGC	(i)	6,550,620	5,694,195
Management fee to NCPGC	(ii)	24,297	20,751
Fuel service fee to divisions and affiliates of NCPGC	(ii)	23,909	22,873
Ash disposal fee to divisions and affiliates of NCPGC	(ii)	75,861	82,209
Rental fee to NCPGC	(ii)	8,494	9,700
Technical supervision, assistance and testing service fee to an associate	b	22,104	—
Interest income from NCPG Finance Company Ltd.	c	2,462	2,324
Interest expenses to NCPG Finance Company Ltd.	d	12,806	5,556
Dividend income from NCPG Finance Company Ltd.		5,479	6,646
Construction and equipment costs to affiliates of NCPGC	e	763,171	698,660

22. RELATED PARTY TRANSACTIONS (CONT'D)

(i) All of the Company's sales of on-grid electricity for the year were made to NCPGC. Pursuant to the Power Purchase Agreement dated 5th August 1996, the Company is required to sell its entire net generation of electricity to NCPGC at an approved tariff rate as determined based on a regulatory process, under the cost recovery framework. The tariff rates allow the Company to recover all operating and debt service costs, and taxes, and to earn a reasonable return on its rate base comprising the average net book value of fixed assets (including construction-in-progress), after deducting the relevant interest expenses of the fixed asset construction loans. The tariff rates determined on this basis are subject to the approval of the relevant government authorities.

(ii) In addition to the Power Purchase Agreement, the Company has also entered into a number of agreements with NCPGC and its affiliates. Details of the major agreements are as follows:

Name of agreement	Services to be provided by NCPGC	Pricing policy
Production and Construction Management Services Agreement	Management services in relation to the production and construction of electric utility plants	Management fee at Rmb0.001/KWh of on-grid electricity
Fuel Supply Agreement	Fuel purchase, delivery and technical assistance services	Fuel service fee at 1% to 3% of the cost of coal purchased
Ash Disposal Agreement	Disposal of all ash generated by the Company's power plants	Ash disposal fee computed based on ash disposal operating costs, taxes, depreciation of ash yards and a profit margin at 5% to 10% of the total costs
Building Lease Agreement	Lease of buildings located at the sites of the Company's power plants totalling 141,671 square metres	Annual rental fee of approximately Rmb7 million

31st December 2001
(All amounts expressed in Rmb unless otherwise stated)

22. RELATED PARTY TRANSACTIONS (CONT'D)

(b) The Company's associate, North China Electric Power Research Institute Company Limited, provides technical supervision, assistance and testing services to the Company and its subsidiaries in relation to the power generation equipment and facilities. Pursuant to the Technical Supervision Services Contract, such services are charged at pre-determined rate based on the installed capacity of the Company and its subsidiaries.

(c) As at 31st December 2001, cash and cash equivalents of approximately Rmb48,875,000 (2000 — Rmb62,790,000) were deposited with NCPG Finance Company Ltd. at the prevailing market interest rate of 0.99% (2000 — 0.99%).

(d) As discussed in Notes 15 and 16 above, NCPGC, Tianjin Jinneng Investment Company, IMPC and Beijing International Power Development and Investment Company had provided guarantees to the Company and its subsidiaries' loans totalling approximately Rmb3,934 million (2000 — Rmb3,279 million) as at 31st December 2001. In addition, as discussed in Notes 15 and 16 above, the Company and its subsidiaries had loans payable to NCPGC and NCPG Finance Company Ltd. totalling approximately Rmb58,780,000 (2000 — Rmb201,320,000) as at 31st December 2001.

(e) The majority of the construction works of Zhangjiakou Power Plant Phase II, Tuoketuo Power and Panshan Power Plant were carried out respectively by Shanxi Power Electric Construction No. 1 Company, Beijing Electric Construction Company and Tianjin Electric Construction Company. In addition, Beijing Electric Equipment Plant supplied certain electric equipment for the construction works of Zhangjiakou Power Plant to the Company. All of these Companies are subsidiaries of NCPGC. The total contracted amount related to these construction works amounted to approximately Rmb2 billion.

As at 31st December 2001, balances due to these related contractors amounted to approximately Rmb74,540,000 (2000 — Rmb64,470,000) and were included in accounts payables.

(f) In addition to the transactions identified above, companies established by ex-employees of the Company provided property management, cleaning, transportation, medical and other services amounted to approximately Rmb93 million (2000 — Rmb88 million) to the Company and its subsidiaries. As at 31st December 2001, balances due from and to these companies amounted to approximately Rmb12,166,000 (2000 — Rmb1,867,000) and Rmb6,639,000 (2000 — Rmb10,614,000), and were included in other receivables and accounts payable respectively.

(g) The balance due from a shareholder mainly represents the receivable from NCPGC for tariff revenue. This receivable is unsecured and non-interest bearing. The tariff revenue is settled monthly according to the payment provisions in the Power Purchase Agreement. As at 31st December 2001, all tariff receivable from NCPGC was aged within one month.

23. DIRECTORS', SENIOR EXECUTIVES' AND SUPERVISORS' EMOLUMENTS

(a) Details of directors' and supervisors' emoluments were:

	2001	2000
	'000	'000
Fees for executive directors, non-executive directors and supervisors	—	—
Other emoluments for executive directors		
— basic salaries and allowances	216	482
— bonus	202	292
— retirement benefits	113	194
Other emoluments for non-executive directors	780	729
Other emoluments for supervisors	291	324

Pursuant to the resolution of shareholders' meeting on 29th April 2001, a directors' and senior executives' special bonus of approximately Rmb1,375,300 was provided for the year ended 31st December 2000.

No director had waived or agreed to waive any emoluments during the year.

(b) Details of emoluments paid to the five highest paid individuals including directors and senior management were:

	2001	2000
	'000	'000
Basic salaries and allowances	426	367
Bonus	234	223
Retirement benefits	163	148

For the year ended 31st December 2001, no emolument was paid to directors, supervisors and the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office.

For the year ended 31st December 2001, the annual emoluments paid to each of the directors, supervisors and the five highest paid individuals did not exceed Rmb1,000,000.

31st December 2001
(All amounts expressed in Rmb unless otherwise stated)

24. DIVIDENDS

On 6th March 2001, the Board of Directors proposed a dividend of Rmb0.10 per share, totalling approximately Rmb516,285,000, for the year ended 31st December 2000. The proposed dividends distribution was approved by the shareholders in the general meeting dated 29th April 2001.

On 5th March 2002, the Board of Directors proposed a dividend of Rmb0.17 per share, totalling approximately Rmb877,684,000 for the year ended 31st December 2001. The proposed dividends distribution is subject to the shareholders' approval in their general meeting.

25. EARNINGS PER SHARE AND DIVIDEND PER SHARE

The calculation of earnings per share for the year ended 31st December 2001 was based on the net profit of approximately Rmb1,438,060,000 (2000 — Rmb1,375,300,000) and on the weighted average number of 5,162,849,000 shares (2000 — 5,162,849,000 shares) in issue during the year.

Proposed dividend per share for the year ended 31st December 2001 was calculated based on the proposed dividends of approximately Rmb877,684,000 (2000 — Rmb516,285,000) divided by the number of 5,162,849,000 shares (2000 — 5,162,849,000 shares) in issue as at 31st December 2001.

No diluted earnings per share was presented as there were no dilutive potential ordinary shares outstanding for the years ended 31st December 2001 and 2000.

26. NOTES TO STATEMENT OF CASH FLOWS

(a) Reconciliation from profit before taxation to cash generated from operations:

	2001	2000
	'000	'000
Profit before taxation	2,146,161	2,070,557
Adjustments for:		
Depreciation of property, plant and equipment	1,071,866	904,356
Amortisation of goodwill	5,592	1,434
Cost of land use rights	6,371	5,433
Amortisation of deferred housing benefits	39,042	42,500
Loss on disposals of property, plant and equipment	41,899	58,699
Gains on disposals of investments held for trading	(5,232)	—
Interest income	(144,507)	(171,698)
Interest expenses	99,420	139,697
Dividends income	(5,479)	(6,646)
Share of profit from an associate	(3,913)	—
Operating profit before working capital changes	3,251,220	3,044,332
(Increase) decrease in current assets:		
Inventories	12,898	(18,945)
Other receivables and current assets	(10,331)	7,213
Due from a shareholder	(127,250)	(111,598)
Increase (decrease) in current liabilities:		
Accounts payable and accrued liabilities	1,969	206,257
Taxes payable	(7,299)	19,356
Cash provided by operations	3,121,207	3,146,615

31st December 2001
(All amounts expressed in Rmb unless otherwise stated)

26. NOTES TO STATEMENT OF CASH FLOWS (CONT'D)

(b) Acquisition of Datang Shentou

	2001
	'000
Cash and cash equivalents	1,204
Inventories and other current assets	8,723
Property, plant and equipment	10,278
Accounts payable and accrued liabilities	(205)
Minority interest	(8,000)
Purchase price	12,000
Less: cash and cash equivalents	(1,204)
Net cash flow	10,796

(c) Acquisition of Datang Pingwang

	2001
	'000
Cash and cash equivalents	4,282
Inventories and other current assets	3,018
Property, plant and equipment	6,647
Accounts payable and accrued liabilities	(3,947)
Minority interest	(2,000)
Purchase price	8,000
Less: cash and cash equivalents	(4,282)
Net cash flow	3,718

(d) Significant non-cash transaction

The Company and its subsidiaries incurred additional payable of approximately Rmb347 million (2000 — Rmb245 million) to contractors and equipment suppliers for construction-in-progress during the year ended 31st December 2001.

26. NOTES TO STATEMENT OF CASH FLOWS (CONT'D)

(e) Undrawn borrowing facilities

As at 31st December 2001, the undrawn borrowing facilities in Rmb and United States dollar available to settle the Company and its subsidiaries' capital commitment for construction of electric utility plants amounted to approximately Rmb10,930 million (2000 — Rmb6,538 million).

The above borrowing facilities as at 31st December 2001 were made available in accordance with the estimated financial requirements of the projects as follows:

	Company and its subsidiaries	Company
	'000	'000
Amount to be drawn down:		
Within one year	7,969,748	5,108,610
Between one to two years	1,394,269	350,000
Between two to five years	1,566,475	999,840
	10,930,492	6,458,450

On 28th February 2001, the Company and the Bank of China ("BOC") entered into a banking facilities agreement, according to which, BOC agreed to grant an unsecured credit line to the Company amounted to approximately Rmb5 billion, in relation to project acquisition and construction bridge loans and trade finance, for a period of one year.

27. FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS

The Company and its subsidiaries conduct their operations in the PRC and expose to market risks from changes in interest and foreign exchange rates. In addition, they are also subject to special considerations and risks including risks associated with, among others, the political, economic and legal environment, restructuring of the PRC electric power industry and regulatory reform, new regulation pertaining to the setting of power tariff and availability of fuel supply at stable price.

Risk management policies are approved by senior management of the Company and carried out by a central planning department in close co-operation with the operating units of the Company and its subsidiaries.

31st December 2001
(All amounts expressed in Rmb unless otherwise stated)

27. FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS (CONT'D)

(a) Credit risk

All of the Company's sales of on-grid electricity for the year was made to NCPGC (see Note 22 above). In addition, ten largest suppliers represented approximately 77% (2000 — 72%) of the purchase of the Company for the year ended 31st December 2001.

Significant portion of the Company's cash and cash equivalents and bank deposits over three months are deposited with the four largest state-owned banks of the PRC.

The Company and its subsidiaries do not guarantee obligations of other parties except for the Company's proportionate share of the loans of its subsidiaries. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments (see Note 27(b) below), in the balance sheet. Because counterparty to derivatives is a prime financial institution, the Company does not expect the counterparty to fail to meet its obligation. Consequently, the Company considers that its maximum exposure is reflected by the amount of trade receivables and other current assets, net of provisions for impairment recognised at the balance sheet date.

(b) Interest rate risk

The floating rate loans expose the Company and its subsidiaries to interest risk. The Company and its subsidiaries use derivative instruments, to the extent available in the PRC, to manage exposures to fluctuation in interest rates. When considered appropriate, the Company would use interest rate swap to manage the relative level of its exposure to fair value and cash flow interest rate risk associated with borrowings with floating interest rates.

Datang Tuoketuo, the Company's subsidiary has entered into an interest rate swap agreement effective from 15th January 2002 with a foreign financial institution through the MOF to convert certain floating rate bank loans into fixed rate debt to hedge against interest rate risk. Notional amount of the swap agreement varies in according to the estimated financial requirements of Tuoketuo Power and ranged from approximately United States dollars 186 million to United States dollars 220 million. The maturity date was at 15th January 2012. With the adoption of IAS 39, the Company carries them at fair value.

The interest rate and schedule of long-term loan repayment are disclosed in Note 15 above.

27. FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS (CONT'D)

(c) Liquidity risk

The Company's policy is to maintain sufficient cash and cash equivalents or have available funding through an adequate amount of committed credit facilities to meet its commitments in the construction of power plants. The amount of undrawn credit facilities at the balance sheet date are disclosed in Note 26(e) above.

Any excess cash is invested mostly in government bonds which are actively traded and short-term deposits over three months (see Notes 7 and 11 above).

(d) Foreign currency risk

The Company's businesses are principally conducted in Rmb, except that purchases of certain electric utility plant equipment are in United States dollar. Dividends to shareholders holding H Shares are declared in Rmb and paid in Hong Kong dollar. As at 31st December 2001, all of the Company's assets and liabilities were denominated in Rmb except that cash and bank deposits of approximately Rmb2,522 million (2000 — Rmb2,448 million) and long-term loans of approximately Rmb590 million (2000 — Rmb333 million) were denominated in foreign currencies, principally in United States and Hong Kong dollars. Since the amount of the loans denominated in United States dollar are matched by the foreign currency denominated bank deposits, the foreign currency risk is not significant to the Company and its subsidiaries.

(e) Fair values

The fair value of investments held for trading is estimated by reference to their quoted market price at the balance sheet date.

The principal financial instruments of the Company and its subsidiaries not carried at fair value are cash and cash equivalents, short-term bank deposits over three months, due from a shareholder, available-for-sale investments, accounts payable, short-term loans and long-term loans.

The carrying amounts of the Company and its subsidiaries' cash and cash equivalents, short-term bank deposits over three months, due from a shareholder, accounts payable and short-term loans approximate their fair values because of the short maturity of these instruments.

Available-for-sale investments are measured at cost as there is no quoted market price in an active market and whose fair value cannot be reliably measured (see Note 7 above).

The fair values of long-term loans including current portions of approximately Rmb6,587 million, (2000 — Rmb4,886 million) as at 31st December 2001, has been estimated by applying a discounted cash flow approach using interest rates available to the Company and its subsidiaries for comparable instruments. As at the same date, the book value of these liabilities was approximately Rmb6,589 million (2000 — Rmb4,889 million).

31st December 2001
(All amounts expressed in Rmb unless otherwise stated)

27. FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS (CONT'D)

(c) Fair values (Cont'd)

Fair value estimates are made at a specific point in time and based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

28. COMMITMENTS

(a) Capital commitments

As at 31st December 2001, the Company had capital commitment relating to investments in subsidiaries amounted to approximately Rmb1,777 million. In addition, capital commitments of the Company and its subsidiaries in relation to the construction and renovation of the electric utility plants as at 31st December 2001 not provided for in the balance sheets were as follows:

	Company and its subsidiaries	Company
	'000	'000
Authorised and contracted for	3,161,708	271,879
Authorised but not contracted for	11,699,672	266,779
	14,861,380	538,658

(b) Operating lease commitment

As at 31st December 2001, operating lease commitment extending to November 2016 in relation to building was as follows:

	'000
Amounts payable	
Within one year	12,127
Between one to five years	41,071
Over five years	72,170
	125,368

29. SUBSEQUENT EVENT

(a) According to the general meeting of Datang Tuoketuo held on 15th January 2002, it was resolved that Datang Tuoketuo should continue to undertake construction of Tuoketuo Power Plant Phase II. The estimated total investment of Tuoketuo Power Plant Phase II is approximately Rmb4 billion, of which, the Company is committed to invest approximately Rmb480 million as the additional capital contribution.

(b) On 21st February 2002, Datang Tangshan was established as a limited liability company in the PRC, to construct and operate the technological renovation project of replacing small units with larger units of Phase I & II of Hebei Datang Tangshan Thermal Plant. The estimated total investment of Datang Tangshan is approximately Rmb2.7 billion, of which, the Company is committed to invest approximately Rmb434 million as the capital contribution.

30. ADDITIONAL FINANCIAL INFORMATION

As at 31st December 2001, net current assets, total assets less current liabilities and net assets of the Company and its subsidiaries amounted to approximately Rmb3,132 million (2000 — Rmb2,880 million), Rmb20,645 million (2000 — Rmb17,961 million) and Rmb13,852 million (2000 — Rmb12,931 million), respectively.

Corporate Information

REGISTERED NAME OF THE COMPANY

北京大唐發電股份有限公司

ENGLISH NAME OF THE COMPANY

Beijing Datang Power Generation Company Limited

REGISTERED ADDRESS OF THE COMPANY

No. 482 Guanganmennei Avenue
Xuanwu District
Beijing
People's Republic of China

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

c/o Simmons & Simmons
35th Floor, Cheung Kong Center
2 Queen's Road Central
Central
Hong Kong

LEGAL REPRESENTATIVE

Zhai Ruoyu

AUTHORIZED REPRESENTATIVES

Zhai Ruoyu, Yu Hongji

COMPANY SECRETARY

Yang Hongming

PRINCIPAL BANKERS

In the PRC:
Industrial and Commercial Bank of China, Xuanwu Branch
No. 3 Nanbinhe Road
Xuanwu District
Beijing
People's Republic of China

Outside the PRC:
Bank of China, Hong Kong Branch
One Garden Road
Central
Hong Kong

AUDITORS AND REPORTING ACCOUNTANTS

Arthur Andersen & Co
Certified Public Accountants
21st Floor, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

LEGAL ADVISORS

as to PRC law:
Hao Tian Law Office
11A6, Floor 11
Hanwei Plaza
No. 7 Guanghua Road
Chaoyang District
Beijing
People's Republic of China

as to Hong Kong and English law:
Simmons & Simmons
35th Floor, Cheung Kong Center
2 Queen's Road Central
Central
Hong Kong

and

CityPoint
One Ropemaker Street
London EC2Y 9SS
United Kingdom

LISTING INFORMATION

H Shares
The Stock Exchange of Hong Kong Limited
Code: 0991

H Shares
The London Stock Exchange Limited
Code: DAT

SHARE REGISTER AND TRANSFER OFFICE

HKSCC Registrars Limited
Rooms 1901-5, Hopewell Center
183 Queen's Road East
Wanchai
Hong Kong

INFORMATION OF THE COMPANY

Available at:

The secretary office of the board of directors
Beijing Datang Power Generation Company Limited
No. 482 Guanganmennei Avenue
Xuanwu District
Beijing
People's Republic of China

and

Rikes Communications Limited
Room 701, Wanchai Central Building
89 Lockhart Road
Wanchai
Hong Kong

Glossary of Terms

The following terms have the following meaning in this Annual Report, unless otherwise required by the context.

Available hours	for a specified period, the numbers of hours in that period that a generator is available for generation
BTT Area	Beijing, Tianjin and northern areas of Hebei Province
BTT Power Grid	The power transmission network covering Beijing, Tianjin, and northern areas of Hebei Province
Capacity factor	for a specified period, the ratio (expressed as a percentage) of the number of utilisation hours of a power plant to the total number of hours in such period
Equivalent availability factor	for a specified period and a given power plant, the ratio (usually expressed as a percentage) of the number of available hours in that period (reduced, in the case of hours in which the attainable generating capacity of such plant is less than the installed capacity, by the proportion of installed capacity not so attainable) to the total number of hours in that period
Gross generation	for a specified period, the total amount of electrical power produced by a power plant in that period including electrical power consumed in the operation of the power plant

Installed capacity	the highest level of electrical output which a power plant is designed to be able to maintain continuously without causing damage to the plant
Load factor	for a specified period, the ratio (usually expressed as a percentage) of the number of utilisation hours to the number of operational hours of a power plant for such period
Major Serviced Area	BTT Area
North China Power Grid	The power transmission network covering Beijing, Tianjin, Hebei Province, Shanxi Province and Inner Mongolia Autonomous Region
Operational hours	for a specified period, the number of hours that a power plant supplies any amount of electrical energy to a grid or, for power plants with multiple generating units, the weighted average of the number of hours that each generating unit supplies any amount of electrical energy to a grid, weighted by the installed capacity of the generating units
Total on-grid power generation	The amount of power transmitted to the a power network from a power plant as measured by the grid meter

Utilisation hours	for a specified period, the number of hours it would take for a power plant operating at installed capacity to generate the amount of electricity actually produced in that period
KWh	A unit of power generation equivalent to the output generated by 1,000 watts of power in one hour
MW	1,000,000 watts
MWh	A unit of power generation equivalent to the output generated by 1,000,000 watts of power in one hour